INTERIM REPORT

For the six months ended
June 30, 2017

CONSOLIDATED BALANCE SHEETS
as at June 30, 2017 and December 31, 2016
(unaudited - US$ millions)

	Notes	June 30, 2017	December 31, 2016
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $85.8; December 31, 2016 – $94.4)	5, 19	976.3	1,371.6
Insurance contract receivables		3,471.6	2,917.5

Portfolio investments
Subsidiary cash and short term investments	5, 19	11,139.4	9,938.0
Bonds (cost $7,047.4; December 31, 2016 – $8,699.1)	5	7,438.2	9,323.2
Preferred stocks (cost $186.6; December 31, 2016 – $111.2)	5	146.6	69.6
Common stocks (cost $4,300.8; December 31, 2016 – $4,824.0)	5	4,059.9	4,158.8
Investments in associates (fair value $3,763.7; December 31, 2016 – $2,955.4)	5, 6	2,845.4	2,393.0
Derivatives and other invested assets (cost $620.2; December 31, 2016 – $546.2)	5, 7	223.7	179.7
Assets pledged for short sale and derivative obligations (cost $286.1; December 31, 2016 – $223.9)	5, 7	282.5	228.5
Fairfax India and Fairfax Africa cash and portfolio investments	5, 19	1,792.7	1,002.6
		27,928.4	27,293.4

Deferred premium acquisition costs		776.0	693.1
Recoverable from reinsurers (including recoverables on paid losses – $320.0; December 31, 2016 – $290.9)	8, 9	4,165.6	4,010.3
Deferred income taxes		735.5	732.6
Goodwill and intangible assets		4,033.5	3,847.5
Other assets		3,023.2	2,518.4
Total assets		45,110.1	43,384.4

Liabilities
Accounts payable and accrued liabilities		3,082.9	2,888.6
Income taxes payable		61.1	35.4
Short sale and derivative obligations (including at the holding company – $25.5; December 31, 2016 – $42.2)	5, 7	174.3	234.3
Funds withheld payable to reinsurers		570.4	416.2
Insurance contract liabilities	8	23,789.5	23,222.2
Borrowings – holding company and insurance and reinsurance companies	10	3,962.6	3,908.0
Borrowings – non-insurance companies	10	812.6	859.6
Total liabilities		32,453.4	31,564.3

Equity	11
Common shareholders’ equity		8,712.6	8,484.6
Preferred stock		1,335.6	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		10,048.2	9,820.1
Non-controlling interests		2,608.5	2,000.0
Total equity		12,656.7	11,820.1
		45,110.1	43,384.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2017 and 2016
(unaudited - US$ millions except per share amounts)

		Second quarter		First six months
	Notes	2017	2016	2017	2016
Revenue
Gross premiums written	17	2,771.6	2,620.2	5,380.8	4,964.2
Net premiums written	17	2,213.9	2,138.2	4,488.9	4,168.5

Gross premiums earned		2,549.4	2,371.4	4,871.9	4,446.0
Premiums ceded to reinsurers		(414.9)	(369.7)	(752.5)	(667.9)
Net premiums earned	17	2,134.5	2,001.7	4,119.4	3,778.1
Interest and dividends		107.4	161.2	235.5	314.0
Share of profit of associates		49.6	15.2	76.7	25.1
Net gains on investments	5	205.1	229.2	186.7	69.6
Other revenue		761.6	499.7	1,377.5	906.7
		3,258.2	2,907.0	5,995.8	5,093.5
Expenses
Losses on claims, gross	8	1,631.9	1,605.9	3,029.6	2,830.5
Losses on claims ceded to reinsurers		(323.3)	(338.0)	(555.7)	(543.8)
Losses on claims, net	18	1,308.6	1,267.9	2,473.9	2,286.7
Operating expenses	18	428.2	379.1	855.6	767.5
Commissions, net	9	387.3	331.3	778.1	649.3
Interest expense		69.0	59.7	139.6	114.9
Other expenses	18	708.6	465.0	1,291.9	867.0
		2,901.7	2,503.0	5,539.1	4,685.4
Earnings before income taxes		356.5	404.0	456.7	408.1
Provision for income taxes	13	43.9	110.5	68.8	131.3
Net earnings		312.6	293.5	387.9	276.8

Attributable to:
Shareholders of Fairfax		311.6	238.7	394.2	187.7
Non-controlling interests		1.0	54.8	(6.3)	89.1
		312.6	293.5	387.9	276.8

Net earnings per share	12	$13.04	$9.81	$16.14	$7.24
Net earnings per diluted share	12	$12.67	$9.58	$15.70	$7.07
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	12	23,058	23,191	23,068	22,861

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2017 and 2016
(unaudited – US$ millions)

		Second quarter		First six months
	Notes	2017	2016	2017	2016

Net earnings		312.6	293.5	387.9	276.8

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations		108.6	(76.9)	235.2	99.2
Gains (losses) on hedge of net investment in Canadian subsidiaries		(39.4)	4.8	(47.4)	(76.4)
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans		35.7	(9.9)	39.0	(5.9)
		104.9	(82.0)	226.8	16.9
Items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates		4.0	3.1	5.0	4.6

Other comprehensive income (loss), net of income taxes		108.9	(78.9)	231.8	21.5

Comprehensive income		421.5	214.6	619.7	298.3

Attributable to:
Shareholders of Fairfax		395.8	179.3	539.8	200.7
Non-controlling interests		25.7	35.3	79.9	97.6
		421.5	214.6	619.7	298.3

		Second quarter		First six months
	Notes	2017	2016	2017	2016

Income tax (expense) recovery included in other comprehensive income

Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign operations		6.2	0.3	9.1	9.9
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans		(9.6)	1.3	(8.9)	(2.5)
		(3.4)	1.6	0.2	7.4
Income tax on items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates		(1.4)	(1.3)	(1.9)	(3.0)

Total income tax (expense) recovery		(4.8)	0.3	(1.7)	4.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2017 and 2016
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2017	4,750.8	3.8	(285.1)	106.8	4,456.2	(547.9)	8,484.6	1,335.5	9,820.1	2,000.0	11,820.1
Net earnings (loss) for the period	—	—	—	—	394.2	—	394.2	—	394.2	(6.3)	387.9
Other comprehensive income, net of income taxes:
Net unrealized foreign currency translation gains on foreign operations	—	—	—	—	—	149.1	149.1	—	149.1	86.1	235.2
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	(47.4)	(47.4)	—	(47.4)	—	(47.4)
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	—	—	—	—	—	39.0	39.0	—	39.0	—	39.0
Share of net gains on defined benefit plans of associates	—	—	—	—	—	4.9	4.9	—	4.9	0.1	5.0
Issuance of shares	—	—	10.8	(10.2)	—	—	0.6	—	0.6	—	0.6
Purchases and amortization	—	—	(31.6)	23.0	—	—	(8.6)	—	(8.6)	1.3	(7.3)
Common share dividends	—	—	—	—	(237.4)	—	(237.4)	—	(237.4)	(53.7)	(291.1)
Preferred share dividends	—	—	—	—	(21.8)	—	(21.8)	—	(21.8)	—	(21.8)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	197.5	197.5
Other net changes in capitalization	1.2	—	—	(3.3)	(42.5)	—	(44.6)	0.1	(44.5)	383.5	339.0
Balance as of June 30, 2017	4,752.0	3.8	(305.9)	116.3	4,548.7	(402.3)	8,712.6	1,335.6	10,048.2	2,608.5	12,656.7

Balance as of January 1, 2016	4,229.8	3.8	(236.0)	88.2	5,230.7	(364.0)	8,952.5	1,334.9	10,287.4	1,731.5	12,018.9
Net earnings for the period	—	—	—	—	187.7	—	187.7	—	187.7	89.1	276.8
Other comprehensive income, net of income taxes:
Net unrealized foreign currency translation gains on foreign operations	—	—	—	—	—	91.0	91.0	—	91.0	8.2	99.2
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	(76.4)	(76.4)	—	(76.4)	—	(76.4)
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	—	—	—	—	—	(6.1)	(6.1)	—	(6.1)	0.2	(5.9)
Share of net gains on defined benefit plans of associates	—	—	—	—	—	4.5	4.5	—	4.5	0.1	4.6
Issuance of shares	523.5	—	13.8	(15.9)	—	—	521.4	—	521.4	—	521.4
Purchases and amortization	—	—	(28.9)	21.5	—	—	(7.4)	—	(7.4)	1.3	(6.1)
Common share dividends	—	—	—	—	(227.8)	—	(227.8)	—	(227.8)	(31.0)	(258.8)
Preferred share dividends	—	—	—	—	(22.2)	—	(22.2)	—	(22.2)	—	(22.2)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	2.4	2.4
Other net changes in capitalization	2.5	—	—	(4.2)	3.6	—	1.9	0.4	2.3	3.0	5.3
Balance as of June 30, 2016	4,755.8	3.8	(251.1)	89.6	5,172.0	(351.0)	9,419.1	1,335.3	10,754.4	1,804.8	12,559.2

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2017 and 2016
(unaudited - US$ millions)

		Second quarter		First six months
	Notes	2017	2016	2017	2016
Operating activities
Net earnings		312.6	293.5	387.9	276.8
Depreciation, amortization and impairment charges	18	59.8	63.0	114.2	101.1
Net bond (discount) premium amortization		(6.8)	7.3	(16.5)	10.6
Amortization of share-based payment awards		12.5	9.6	23.0	21.5
Share of profit of associates		(49.6)	(15.2)	(76.7)	(25.1)
Deferred income taxes	13	31.8	96.0	(8.5)	(1.0)
Net gains on investments	5	(205.1)	(229.2)	(186.7)	(69.6)
Loss on repurchase of long term debt	10	—	—	2.6	—
Net (purchases) sales of investments classified as FVTPL	19	697.2	(279.5)	1,720.4	(444.4)
Changes in operating assets and liabilities		(252.2)	(357.4)	(525.3)	(511.0)
Cash provided by (used in) operating activities		600.2	(411.9)	1,434.4	(641.1)

Investing activities
Sales of investments in associates	6	56.3	11.0	67.3	57.8
Purchases of investments in associates	6	(50.6)	(12.8)	(589.9)	(415.5)
Net purchases of premises and equipment and intangible assets		(57.5)	(85.9)	(146.2)	(128.2)
Purchases of subsidiaries, net of cash acquired	15	(2.9)	(5.8)	(32.0)	(11.1)
Decrease in restricted cash for purchase of subsidiary		—	—	—	6.5
Cash used in investing activities		(54.7)	(93.5)	(700.8)	(490.5)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	10
Proceeds, net of issuance costs		—	—	—	303.2
Repayments		(1.5)	(1.3)	(23.2)	(2.7)
Borrowings - non-insurance companies:	10
Proceeds, net of issuance costs		14.0	0.5	44.6	5.8
Repayments		(14.1)	(8.1)	(242.9)	(9.0)
Net borrowings from revolving credit facilities		16.4	37.7	69.8	48.9
Subordinate voting shares:	11
Issuances, net of issuance costs		—	—	—	523.5
Purchases for treasury		(7.7)	(5.1)	(31.6)	(28.9)
Common share dividends		—	—	(237.4)	(227.8)
Preferred share dividends	11	(11.0)	(11.1)	(21.8)	(22.2)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs		11.0	—	525.8	—
Issuance of Cara subscription receipts		—	101.3	—	101.3
Decrease (Increase) in restricted cash related to financing activities	15	0.4	(101.3)	18.8	(101.3)
Net purchases of non-controlling interests		—	—	(113.6)	—
Dividends paid to non-controlling interests	11	(4.8)	(28.8)	(53.7)	(31.0)
Cash provided by (used in) financing activities		2.7	(16.2)	(65.2)	559.8
Increase (decrease) in cash and cash equivalents		548.2	(521.6)	668.4	(571.8)
Cash and cash equivalents – beginning of period		4,346.1	3,133.5	4,219.1	3,125.6
Foreign currency translation		73.3	(22.0)	80.1	36.1
Cash and cash equivalents – end of period	19	4,967.6	2,589.9	4,967.6	2,589.9

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and six months ended June 30, 2017 and 2016
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation
These interim consolidated financial statements of the company for the three and six months ended June 30, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on August 3, 2017.

3.	Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2016, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2017
The company adopted the following amendments, effective January 1, 2017. These changes were adopted in accordance with the applicable transitional provisions of each amendment, and did not have a significant impact on the consolidated financial statements.
IFRS Annual Improvements 2014-2016
In December 2016 the IASB issued an amendment to clarify the scope of the disclosure requirements in IFRS 12 Disclosure of Interests in Other Entities.
Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12)
In January 2016 the IASB issued amendments to IAS 12 Income Taxes to clarify the requirements on recognition of deferred tax assets for unrealised losses.
Disclosure Initiative (Amendments to IAS 7)
In January 2016 the IASB issued amendments to IAS 7 Statement of Cash Flows that require additional disclosures for changes in liabilities arising from financing activities, including both cash flow and non-cash changes.
New accounting pronouncements issued but not yet effective
IFRS 17 Insurance Contracts ("IFRS 17")
In May 2017 the IASB issued IFRS 17, a comprehensive standard that establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. The measurement approach is based on the following: (i) a current, unbiased probability-weighted estimate of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of the time value of money; (iii) a risk adjustment that measures the effects of uncertainty about the amount and timing of future cash flows; and (iv) a contractual service margin which represents the unearned profit in a contract (that is recognized in net earnings as the insurer fulfills its performance obligations under the contract). Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is permitted for short-duration contracts in which the coverage period is approximately one year or less. The standard is effective for annual periods beginning on or after January 1, 2021, with retrospective application and some practical expedients available on adoption. The company is currently evaluating the impact of IFRS 17 on its consolidated financial statements and does not expect to adopt the standard in advance of its effective date.
IFRIC Interpretation 23 Uncertainty over Income Tax Treatments ("IFRIC 23")
In June 2017 the IASB issued IFRIC 23 to clarify how the requirements of IAS 12 Income Taxes should be applied when there is uncertainty over income tax treatments. The interpretation is effective for annual periods beginning on or after January 1, 2019, with modified retrospective or retrospective application.

4.	Critical Accounting Estimates and Judgments
In the preparation of the company's interim consolidated financial statements, management has made a number of critical estimates and judgments in the preparation of notes 5, 6, 8, 13, 14 and 15 in a manner consistent with those described in the company's annual consolidated financial statements for the year ended December 31, 2016.

5.	Cash and Investments
Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	June 30, 2017	December 31, 2016
Holding company:
Cash and cash equivalents (note 19)	182.4	533.2
Cash and cash equivalents pledged for short sale and derivative obligations	12.7	—
Short term investments	214.5	285.4
Short term investments pledged for short sale and derivative obligations	73.1	82.6
Bonds	297.2	264.8
Bonds pledged for short sale and derivative obligations	—	11.8
Preferred stocks	1.9	1.0
Common stocks(1)	172.3	153.2
Derivatives (note 7)	22.2	39.6
	976.3	1,371.6
Short sale and derivative obligations (note 7)	(25.5)	(42.2)
	950.8	1,329.4
Portfolio investments:
Cash and cash equivalents (note 19)	5,077.0	3,943.4
Short term investments	6,062.4	5,994.6
Bonds	7,438.2	9,323.2
Preferred stocks	146.6	69.6
Common stocks(1)	4,059.9	4,158.8
Investments in associates (note 6)	2,845.4	2,393.0
Derivatives (note 7)	164.3	163.7
Other invested assets	59.4	16.0
	25,853.2	26,062.3
Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	1.2	—
Short term investments	251.3	189.6
Bonds	30.0	38.9
	282.5	228.5

Fairfax India cash and portfolio investments	1,331.8	1,002.6
Fairfax Africa cash and portfolio investments	460.9	—
	1,792.7	1,002.6

	27,928.4	27,293.4
Short sale and derivative obligations (note 7)	(148.8)	(192.1)
	27,779.6	27,101.3

(1)	Common stocks included investments in limited partnerships and other funds with carrying values of $1,226.4 and $96.8 at June 30, 2017 (December 31, 2016 - $1,171.6 and $157.1).

Fairfax India and Fairfax Africa cash and portfolio investments were comprised as follows:

	Fairfax India		Fairfax Africa
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Cash and cash equivalents (note 19)	53.2	173.2	242.7	—
Short term investments	5.4	33.6	122.9	—
Bonds	528.7	528.8	52.1	—
Common stocks	35.8	26.5	—	—
Investments in associates (note 6)	708.7	240.5	43.2	—
	1,331.8	1,002.6	460.9	—

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At June 30, 2017 bonds containing call and put features represented approximately $3,070.3 and $98.2 respectively (December 31, 2016 - $4,198.9 and $196.2) of the total fair value of bonds in the table below.

	June 30, 2017		December 31, 2016
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	1,885.9	2,062.8	1,357.2	1,479.9
Due after 1 year through 5 years	2,708.7	2,930.6	3,245.9	3,447.6
Due after 5 years through 10 years	1,085.1	1,099.2	1,338.9	1,330.4
Due after 10 years	2,220.3	2,253.6	3,575.1	3,909.6
	7,900.0	8,346.2	9,517.1	10,167.5

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	June 30, 2017				December 31, 2016
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	5,569.2	5,569.2	—	—	4,649.8	4,649.8	—	—

Short term investments:
Canadian government	—	—	—	—	8.2	8.2	—	—
Canadian provincials	125.9	125.9	—	—	261.7	261.7	—	—
U.S. treasury	6,061.3	6,061.3	—	—	5,930.3	5,930.3	—	—
Other government	333.5	325.5	8.0	—	212.2	212.2	—	—
Corporate and other	208.9	—	186.0	22.9	173.4	—	173.4	—
	6,729.6	6,512.7	194.0	22.9	6,585.8	6,412.4	173.4	—
Bonds:
Canadian government	21.1	—	21.1	—	311.4	—	311.4	—
Canadian provincials	98.2	—	98.2	—	196.9	—	196.9	—
U.S. treasury	1,018.4	—	1,018.4	—	1,117.3	—	1,117.3	—
U.S. states and municipalities	2,748.6	—	2,748.6	—	4,732.2	—	4,732.2	—
Other government	1,372.8	—	1,372.8	—	1,176.2	—	1,176.2	—
Corporate and other	3,087.1	—	1,247.5	1,839.6	2,633.5	—	1,580.4	1,053.1
	8,346.2	—	6,506.6	1,839.6	10,167.5	—	9,114.4	1,053.1
Preferred stocks:
Canadian	47.9	—	11.8	36.1	22.2	—	10.9	11.3
U.S.	5.0	—	—	5.0	0.3	—	—	0.3
Other	95.6	0.6	12.1	82.9	48.1	0.6	15.1	32.4
	148.5	0.6	23.9	124.0	70.6	0.6	26.0	44.0
Common stocks:
Canadian	824.4	690.6	112.3	21.5	665.3	545.0	98.6	21.7
U.S.	987.1	463.4	35.6	488.1	1,172.6	629.6	33.9	509.1
Other funds	96.8	—	96.8	—	157.1	—	157.1	—
Other	2,359.7	1,215.9	356.9	786.9	2,343.5	1,037.2	532.5	773.8
	4,268.0	2,369.9	601.6	1,296.5	4,338.5	2,211.8	822.1	1,304.6

Derivatives and other invested assets	245.9	—	94.2	151.7	219.3	—	121.5	97.8

Short sale and derivative obligations	(174.3)	—	(174.3)	—	(234.3)	—	(234.3)	—

Holding company cash and investments and portfolio investments measured at fair value	25,133.1	14,452.4	7,246.0	3,434.7	25,797.2	13,274.6	10,023.1	2,499.5

	100.0%	57.5%	28.8%	13.7%	100.0%	51.5%	38.9%	9.6%

Investments in associates (note 6)(1)	5,133.6	1,943.9	43.9	3,145.8	3,267.3	1,100.1	40.9	2,126.3

(1)	The carrying value of investments in associates is determined under the equity method of accounting and the related fair value is presented separately in the table above.

There were no significant changes to the valuation techniques and processes used at June 30, 2017 compared to those described in the Summary of Significant Accounting Policies in the company's annual consolidated financial statements for the year ended December 31, 2016.
Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During the six months ended June 30, 2017 a private placement debt security was transferred from Level 2 to Level 3 due to the modification of its terms and a change in the observability of a key valuation input. During the three and six months ended June 30, 2017 and 2016, there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no other transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.
A summary of changes in the fair values of Level 3 financial assets and liabilities measured at FVTPL for the six months ended June 30 follows:

	2017
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance - January 1	1,053.1	44.0	981.4	167.8	155.4	97.8	2,499.5
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	157.8	0.5	82.4	(3.5)	11.2	(10.1)	238.3
Purchases	360.7	77.2	43.8	—	14.6	62.0	558.3
Transfer into Level 3	384.0	—	—	—	—	—	384.0
Sales, distributions and other	(130.3)	(0.3)	(153.6)	—	(13.0)	—	(297.2)
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income	37.2	2.6	6.2	3.9	(0.1)	2.0	51.8
Balance - June 30	1,862.5	124.0	960.2	168.2	168.1	151.7	3,434.7

	2016
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance - January 1	696.4	7.7	960.9	171.0	138.0	285.4	2,259.4
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(68.7)	(0.3)	41.8	(20.2)	(5.0)	(54.8)	(107.2)
Purchases	258.6	80.8	89.7	7.5	4.0	4.0	444.6
Sales	(4.4)	—	(71.4)	(7.8)	—	—	(83.6)
Unrealized foreign currency translation gains on foreign operations included in other comprehensive income	4.9	0.7	3.3	5.4	0.7	1.5	16.5
Balance - June 30	886.8	88.9	1,024.3	155.9	137.7	236.1	2,529.7
Reasonably possible changes in the value of unobservable inputs for any of the individual investments within the categories in the table above would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

Net gains (losses) on investments

	Second quarter
	2017					2016
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments

Bonds	47.5		112.3		159.8	303.0		302.4	605.4
Preferred stocks	—		(1.3)		(1.3)	(0.6)		(6.0)	(6.6)
Common stocks	(31.1)	(2)	293.7	(2)	262.6	22.5		(191.0)	(168.5)
	16.4		404.7		421.1	324.9		105.4	430.3
Derivatives:
Common stock and equity index short positions	(54.1)	(1)	(32.5)		(86.6)	(676.5)	(1)	475.0	(201.5)
Common stock and equity index long positions	(25.1)	(1)	(13.4)		(38.5)	26.1	(1)	(23.8)	2.3
Equity index put options	—		—		—	—		(3.4)	(3.4)
Equity warrants and call options	16.8		(10.4)		6.4	—		(0.2)	(0.2)
CPI-linked derivatives	—		(12.7)		(12.7)	—		(2.1)	(2.1)
U.S. treasury bond forwards	(89.6)		11.7		(77.9)	—		—	—
Other	—		—		—	(36.8)		23.5	(13.3)
	(152.0)		(57.3)		(209.3)	(687.2)		469.0	(218.2)
Foreign currency gains (losses) on:
Investing activities	0.8		25.9		26.7	(17.3)		2.5	(14.8)
Underwriting activities	(33.5)		—		(33.5)	14.7		—	14.7
Foreign currency contracts	4.2		(5.6)		(1.4)	29.2		(14.3)	14.9
	(28.5)		20.3		(8.2)	26.6		(11.8)	14.8

Other	1.5		—		1.5	0.7		1.6	2.3

Net gains (losses) on investments	(162.6)		367.7		205.1	(335.0)		564.2	229.2

	First six months
	2017					2016
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments

Bonds	373.6		(179.1)		194.5	314.2		700.4		1,014.6
Preferred stocks	—		1.1		1.1	—		(11.3)		(11.3)
Common stocks	45.1	(2)	373.1	(2)	418.2	(55.3)	(3)	(431.6)	(3)	(486.9)
	418.7		195.1		613.8	258.9		257.5		516.4
Derivatives:
Common stock and equity index short positions	(272.1)	(1)	2.4		(269.7)	(34.5)	(1)	(270.6)		(305.1)
Common stock and equity index long positions	(8.9)	(1)	(19.7)		(28.6)	3.6	(1)	10.9		14.5
Equity index put options	—		—		—	—		(8.2)		(8.2)
Equity warrants and call options	16.8		(3.9)		12.9	—		(0.2)		(0.2)
CPI-linked derivatives	—		(28.0)		(28.0)	—		(56.7)		(56.7)
U.S. treasury bond forwards	(143.7)		31.5		(112.2)	—		—		—
Other	(8.0)		7.9		(0.1)	(52.6)		35.0		(17.6)
	(415.9)		(9.8)		(425.7)	(83.5)		(289.8)		(373.3)
Foreign currency gains (losses) on:
Investing activities	23.1		14.7		37.8	(32.7)		(7.6)		(40.3)
Underwriting activities	(41.5)		—		(41.5)	(34.0)		—		(34.0)
Foreign currency contracts	(18.0)		22.5		4.5	8.9		(9.5)		(0.6)
	(36.4)		37.2		0.8	(57.8)		(17.1)		(74.9)

Other	1.0		(3.2)		(2.2)	0.7		0.7		1.4

Net gains (losses) on investments	(32.6)		219.3		186.7	118.3		(48.7)		69.6

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. The company discontinued its economic equity hedging strategy during the fourth quarter of 2016 as described in notes 5, 7 and 24 in the company's annual consolidated financial statements for the year ended December 31, 2016.

(2)
During the second quarter of 2017 the company increased its ownership interest and potential voting interest in Exco and commenced applying the equity method of accounting, resulting in unrealized losses of $121.6 on Exco being reclassified to realized losses with a net impact of nil in the consolidated statement of earnings. See note 6.

(3)
During the first quarter of 2016 the company increased its indirect equity interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in unrealized losses of $68.1 on APR Energy being reclassified to realized losses with a net impact of nil on the consolidated statement of earnings.

6.	Investments in Associates
Investments in the equity of associates were comprised as follows:

	June 30, 2017		December 31, 2016
	Fair value	Carrying value	Fair value	Carrying value
Insurance and reinsurance associates	1,750.1	1,020.7	1,514.8	940.5
Non-insurance associates(1)(2)(3)(4)(5)(6)(7)(8)(9)(10)	3,383.5	2,576.6	1,752.5	1,693.0
	5,133.6	3,597.3	3,267.3	2,633.5

As presented on the consolidated balance sheet:
Investments in associates	3,763.7	2,845.4	2,955.4	2,393.0
Fairfax India cash and portfolio investments(2)(3)(9)	1,261.0	708.7	311.9	240.5
Fairfax Africa cash and portfolio investments(6)	108.9	43.2	—	—
	5,133.6	3,597.3	3,267.3	2,633.5

(1)
During the second quarter of 2017 the company increased its ownership interest and potential voting interest in Exco Resources Inc. ("Exco") to 15.8% and 21.8% respectively and commenced applying the equity method of accounting on June 20, 2017 to Exco's carrying value of $14.2.

(2)
On March 24, 2017 Fairfax India acquired a 38.0% interest in Bangalore International Airport Limited (“Bangalore Airport”) for cash consideration of $385.5 (approximately 25.2 billion Indian rupees). Bangalore Airport owns and operates the Kempegowda International Airport in Bangalore, India through a public-private partnership.

(3)
On March 14, 2017 Fairchem Speciality Limited ("Fairchem") and Privi Organics Limited ("Privi Organics") completed their previously announced merger, with the merged entity continuing under the Fairchem name and being consolidated by Fairfax India (see note 15).

(4)
Through various transactions between January 3, 2017 and May 10, 2017, the company acquired an aggregate equity interest in Astarta Holding N.V. (“Astarta”) of 28.0% with an initial carrying value of $120.1 under the equity method of accounting, comprised of cash consideration of $104.4 (420.1 million Polish zlotys) and remeasurements to fair value of $15.7. Astarta specializes in sugar production, crop growing, soybean processing and cattle farming, primarily in Ukraine.

(5)
On March 1, 2017 the company acquired a 43.5% ownership interest in Farmers Edge Inc. ("Farmers Edge") for cash consideration of $95.0. Farmers Edge specializes in data science, precision agronomy (farming), geographic information systems, hardware engineering, software development, soil science and sustainability.

(6)
On February 17, 2017 the company contributed its 39.6% indirect ownership interest in AFGRI to Fairfax Africa (fair value of $72.8 and carrying value of $40.5) in exchange for 7,284,606 multiple voting shares of Fairfax Africa at $10.00 per multiple voting share (see note 15). AFGRI continues to be presented as an investment in associate as Fairfax Africa is consolidated by the company.

(7)
On December 7, 2016 the company and Sagard Holdings Inc. ("Sagard") provided $335.6 of debtor-in-possession financing (the "DIP financing") to Performance Sports Group Ltd. ("PSG") through a co-owned intermediate holding company ("Performance Sports"). The company invested $114.1 in debentures and $83.0 in common shares of Performance Sports (representing a 38.2% equity interest) for a total contribution towards the DIP financing of $197.1. PSG used the DIP financing for working capital requirements and to fund the refinancing of its existing term loans during its restructuring. On March 1, 2017 substantially all of the assets and certain related operating liabilities of PSG were sold to Performance Sports, which resulted in the repayment of a portion of the company’s $114.1 investment in debentures and the conversion of the remainder to additional common shares of Performance Sports. Subsequent to these transactions, the company held a $153.5 equity investment in Performance Sports (representing a voting interest of 50.0% and an equity interest of 42.6%). On April 3, 2017 Performance Sports was renamed Peak Achievement Athletics Inc. ("Peak Achievement").

(8)
At June 30, 2017 the carrying value of the company's investment in Resolute exceeded its fair value as determined by the market price of Resolute shares. The company performed a value-in-use analysis based on multi-year free cash flow projections with an assumed after-tax discount rate of 10.7% and a long term growth rate of 1.5%. Free cash flow projections are based on EBITDA projections from external reports that incorporate modest EBITDA growth in fiscal 2017. The after-tax discount rate is representative of the cost of capital for Resolute's industry peers as the company believes that over the long term Resolute's risk profile and cost of capital will be comparable to its peers. A long term growth rate of 1.5% is considered reasonable given Resolute's recent entrance into the tissue market and the rebound of the lumber market driven by new housing demand in North America. Other assumptions included in the value-in-use analysis were valuation of pension funding liability on a going concern basis, annual capital expenditures reverting to lower historic levels, working capital requirements being comparable to industry peers and Resolute not having to pay any significant cash taxes in the next five years due to the utilization of tax losses. As the recoverable amount (higher of fair value and value-in-use) exceeded carrying value by approximately $23, the investment in Resolute was not considered to be impaired.

(9)
Principally comprised of common shares of IIFL Holdings (fair value of $792.9 and carrying value of $317.6 at June 30, 2017 (December 31, 2016 - $266.0 and $220.1)), Bangalore Airport (fair value of $467.9 and carrying value of $390.1 at June 30, 2017 (December 31, 2016 - nil)) and Fairchem (fair value and carrying value of nil at June 30, 2017, see note 15 (December 31, 2016 - $45.5 and $19.4)). Fairfax, through its operating companies, also owns common shares of IIFL (fair value of $266.9 and carrying value of $106.2 at June 30, 2017 (December 31, 2016 - $107.9 and $96.3)) included in investment in associates on the consolidated balance sheet.

(10)	During the first six months of 2017 the company received distributions and dividends of $69.0 (2016 - $63.1) from its non-insurance associates.

7.	Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	June 30, 2017				December 31, 2016
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	44.4	0.9	—	—	43.3	0.6	—
Equity total return swaps – short positions	—	1,681.5	6.3	71.5	—	1,623.0	10.4	78.1
Equity total return swaps – long positions	—	375.4	1.5	16.9	—	213.1	9.4	5.1
Equity and equity index call options	0.4	4.5	0.4	—	16.2	1,104.4	12.8	—
Warrants	43.8	383.5	36.4	—	6.5	32.2	6.5	—
CPI-linked derivative contracts	674.0	114,394.5	71.8	—	670.0	110,365.5	83.4	—
U.S. treasury bond forward contracts	—	1,638.3	4.0	22.4	—	3,013.4	—	49.7
Foreign exchange forward contracts	—	—	65.2	63.5	—	—	80.2	101.4
Total			186.5	174.3			203.3	234.3
Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Equity contracts
The company maintains short equity and equity index total return swaps for investment purposes that provide a return which is inverse to changes in the fair values of the underlying equity indexes and certain individual equities. During the second quarter and first six months of 2017 the company paid net cash of $54.1 and $272.1 (2016 - paid net cash of $676.5 and $34.5) in connection with the reset provisions and closures of its short equity and equity index total return swaps (excluding the impact of collateral requirements). During the first quarter of 2017 the company closed out a portion of its short equity total return swaps with original notional amount of $139.9 and recorded a net loss on investments of $37.4 in the consolidated statement of earnings.
Refer to note 16 for a tabular analysis summarizing the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position and results of operations.

	June 30, 2017				December 31, 2016
Short equity or equity index underlying total return swaps ("TRS") and call options	Units	Original notional amount(1)	Weighted average index value or strike price	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Other equity indices - TRS	—	54.8	—	—	—	54.8	—	—
Individual equities - TRS	—	1,084.4	—	—	—	1,224.4	—	—
S&P 500 - call options	—	—	—	—	461,632	1,100.0	2,382.84	2,238.83

(1)	The aggregate notional amounts on the dates that the short positions or call options were first initiated.
At June 30, 2017 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $474.9 (December 31, 2016 - $283.9). During the second quarter and first six months of 2017 the company paid net cash of $25.1 and $8.9 (2016 - received net cash of $26.1 and $3.6) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements). During the second quarter of 2017 the company closed out $1,100.0 notional amount of S&P 500 call option contracts and recorded a net gain on investments of $10.1 in the consolidated statement of earnings.
At June 30, 2017 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $368.3 (December 31, 2016 - $322.9), comprised of collateral of $232.0 (December 31, 2016 - $236.5) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $136.3 (December 31, 2016 - $86.4) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.

CPI-linked derivative contracts
The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. The CPI-linked derivative contracts are summarized as follows:

	June 30, 2017
	Floor rate(1)	Average life (in years)	Notional amount		Weighted average strike price	Index value at period end	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Unrealized gain (loss)
Underlying CPI index			Original currency	U.S. dollars
United States	0.0%	5.2	46,725.0	46,725.0	231.39	244.96	287.2	61.5	32.2	6.9	(255.0)
United States	0.5%	7.3	12,600.0	12,600.0	238.30	244.96	39.7	31.5	30.4	24.1	(9.3)
European Union	0.0%	4.5	41,375.0	47,190.3	96.09	101.86	303.5	64.3	8.0	1.7	(295.5)
United Kingdom	0.0%	5.4	3,300.0	4,286.5	243.82	272.30	23.0	53.7	0.4	0.9	(22.6)
France	0.0%	5.6	3,150.0	3,592.7	99.27	101.30	20.6	57.3	0.8	2.2	(19.8)
		5.1		114,394.5			674.0		71.8		(602.2)

	December 31, 2016
	Floor rate(1)	Average life (in years)	Notional amount		Weighted average strike price	Index value at period end	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Unrealized gain (loss)
Underlying CPI index			Original currency	U.S. dollars
United States	0.0%	5.7	46,725.0	46,725.0	231.39	241.43	286.9	61.4	35.2	7.5	(251.7)
United States	0.5%	7.8	12,600.0	12,600.0	238.30	241.43	39.5	31.3	34.3	27.2	(5.2)
European Union	0.0%	5.0	41,375.0	43,640.4	96.09	101.26	300.3	68.8	12.5	2.9	(287.8)
United Kingdom	0.0%	5.9	3,300.0	4,077.6	243.82	267.10	22.6	55.4	0.5	1.2	(22.1)
France	0.0%	6.1	3,150.0	3,322.5	99.27	100.66	20.7	62.3	0.9	2.7	(19.8)
		5.6		110,365.5			670.0		83.4		(586.6)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on a weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)	Expressed as a percentage of the notional amount.
During the second quarter and first six months of 2017 the company did not enter into any new CPI-linked derivative contracts. During the second quarter and first six months of 2016 the company entered into new CPI-linked derivative contracts with notional amounts of $1,910.0 and $2,410.0 at a cost of $6.4 and $8.2. The company’s CPI-linked derivative contracts produced net unrealized losses of $12.7 and $28.0 in the second quarter and first six months of 2017 (2016 - net unrealized losses of $2.1 and $56.7). Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect the market's expectation of decreases (increases) in the values of the CPI indexes underlying those contracts at their respective maturities during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).
U.S. treasury bond forward contracts
To reduce its exposure to interest rate risk (specifically exposure to U.S. state and municipal bonds and long dated U.S. treasury bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $1,638.3 at June 30, 2017 (December 31, 2016 - $3,013.4). These contracts have an average term to maturity of less than one year and may be renewed at market rates.
Foreign exchange forward contracts
Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at June 30, 2017 consisted of cash of $1.5 and government securities of $44.8 (December 31, 2016 - $8.3 and $54.4). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at June 30, 2017. The company's exposure to counterparty risk and the manner in which it is managed are discussed further in note 16.

8.	Insurance Contract Liabilities

	June 30, 2017			December 31, 2016
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	4,293.6	686.8	3,606.8	3,740.4	539.8	3,200.6
Provision for losses and loss adjustment expenses	19,495.9	3,158.8	16,337.1	19,481.8	3,179.6	16,302.2
Insurance contract liabilities	23,789.5	3,845.6	19,943.9	23,222.2	3,719.4	19,502.8

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the six months ended June 30 were as follows:

	2017	2016
Provision for losses and loss adjustment expenses – January 1	19,481.8	19,816.4
Decrease in estimated losses and expenses for claims occurring in the prior years	(32.1)	(273.2)
Losses and expenses for claims occurring in the current year	3,061.3	3,105.0
Paid on claims occurring during:
the current year	(492.1)	(454.7)
the prior years	(2,829.4)	(2,392.0)
Acquisitions of subsidiaries	1.4	1.8
Foreign exchange effect and other	305.0	153.4
Provision for losses and loss adjustment expenses – June 30	19,495.9	19,956.7

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	June 30, 2017			December 31, 2016
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	3,186.4	(27.6)	3,158.8	3,210.0	(30.4)	3,179.6
Reinsurers’ share of paid losses	460.5	(140.5)	320.0	432.2	(141.3)	290.9
Provision for unearned premiums	686.8	—	686.8	539.8	—	539.8
	4,333.7	(168.1)	4,165.6	4,182.0	(171.7)	4,010.3
Included in commissions, net in the consolidated statement of earnings for the second quarter and first six months of 2017 is commission income earned on premiums ceded to reinsurers of $63.0 and $119.4 (2016 - $66.9 and $118.5).

10.	Borrowings

	June 30, 2017			December 31, 2016
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Holding company	3,535.8	3,519.2	3,816.8	3,490.8	3,472.5	3,737.2
Insurance and reinsurance companies	438.9	443.4	446.6	429.3	435.5	430.2
Non-insurance companies(3)	815.0	812.6	812.8	863.4	859.6	859.0
Total borrowings	4,789.7	4,775.2	5,076.2	4,783.5	4,767.6	5,026.4

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(3)	These borrowings are non-recourse to the holding company.

On March 15, 2017 the company closed its tender offers to purchase a targeted aggregate principal amount of up to Cdn$250 of certain of its outstanding senior notes. Pursuant to those tender offers, the company purchased principal amounts of $8.7, $5.8 and $3.3 of its notes due in 2019, 2020 and 2021 for cash consideration of $9.7, $6.6 and $3.7 respectively.

On March 31, 2017 Fairfax India repaid its floating rate secured term loan of $225.0. On July 11, 2017 Fairfax India entered into a $400.0 one-year floating rate term loan with a Canadian chartered bank and used a portion of the proceeds to fund an additional investment in Bangalore Airport (see note 15).

Credit Facility - Holding Company
There was $200.0 drawn on the company's credit facility as at June 30, 2017. On July 5, 2017 the company drew $350.0 on its credit facility to augment holding company cash and to partially fund a trust fund that was established to support the mandatory tender offer related to Grivalia (see note 15). The company does not expect a significant number of shares to be tendered under the Grivalia offer and therefore the funds from the trust fund are expected to be released prior to the end of the third quarter and used to pay down the credit facility. On July 26, 2017 the company drew $125.0 on its credit facility to fund the acquisition of the insurance operations of AIG in Chile and Colombia (see note 15).
Allied World Bridge Financing Facility
On July 5, 2017 the company drew $350.0 on a short term bridge financing facility to partially fund the acquisition of Allied World. The bridge facility is expected to be paid down with proceeds received from the divestiture of an additional equity interest in ICICI Lombard as part of its initial public offering (see note 15).

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2017	2016
Subordinate voting shares – January 1	22,344,796	21,465,089
Issuances of shares	—	1,000,000
Treasury shares acquired	(65,630)	(54,582)
Treasury shares reissued	23,020	36,203
Subordinate voting shares – June 30	22,302,186	22,446,710
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – June 30	23,050,956	23,195,480
During the three and six months ended June 30, 2017 the company repurchased for treasury 15,219 and 65,630 subordinate voting shares at a cost of $7.7 and $31.6 (2016 - 9,799 and 54,582 subordinate voting shares at a cost of $5.1 and $28.9) for use in its share-based payment awards.
On July 6, 2017 the company issued 4,799,497 subordinate voting shares pursuant to the acquisition of Allied World (see note 15).
Non-controlling interests

						Net earnings (loss) attributable to non-controlling interests
		June 30, 2017		December 31, 2016		Second quarter ended June 30,		Six months ended June 30,
Subsidiary	Domicile	Minority voting percentage	Carrying value	Minority voting percentage	Carrying value	2017	2016	2017	2016
Fairfax India(1)	Canada	6.4%	1,080.5	4.7%	743.7	(31.2)	13.2	(75.6)	11.0
Cara	Canada	43.4%	568.6	43.4%	523.9	7.3	8.2	31.7	14.5
Brit(2)	U.K.	27.5%	475.1	27.5%	463.4	11.9	28.5	22.0	59.6
Fairfax Africa(3)	Canada	1.2%	185.0	—	—	(1.2)	—	(1.9)	—
Thomas Cook India	India	32.4%	158.3	32.3%	139.6	5.2	3.3	6.4	0.1
AMAG	Indonesia	20.0%	37.2	20.0%	25.9	0.5	—	1.2	—
The Keg	Canada	49.0%	28.0	49.0%	23.5	2.8	0.2	3.9	1.7
All other	—	—	75.8	—	80.0	5.7	1.4	6.0	2.2
			2,608.5		2,000.0	1.0	54.8	(6.3)	89.1

(1)
The increase in carrying value of non-controlling interests at June 30, 2017 compared to December 31, 2016 was primarily due to common shares issued as a result of Fairfax India's public offering and private placement on January 13, 2017, the acquisition of a 51.0% interest in Saurashtra Freight, the merger of Fairchem and Privi Organics, and the impact of foreign currency translation (principally the strengthening of the Indian Rupee relative to the U.S. dollar), partially offset by non-controlling interests' share of net loss (see note 15).

(2)	On March 3, 2017 Brit paid a dividend of $45.8 to OMERS.

(3)	On February 17, 2017 the company acquired a 64.2% equity interest in Fairfax Africa (see note 15).
Non-controlling interest voting percentages were consistent with economic ownership for each subsidiary at June 30, 2017 except for Fairfax India, Cara, and Fairfax Africa whose non-controlling interest economic ownership percentages were 69.8%, 61.1%, and 35.8% respectively.

12.	Earnings per Share
Net earnings per common share is calculated in the following table based upon the weighted average common shares outstanding:

	Second quarter		First six months
	2017	2016	2017	2016
Net earnings attributable to shareholders of Fairfax	311.6	238.7	394.2	187.7
Preferred share dividends	(11.0)	(11.1)	(21.8)	(22.2)
Net earnings attributable to common shareholders – basic and diluted	300.6	227.6	372.4	165.5

Weighted average common shares outstanding – basic	23,057,514	23,191,133	23,068,166	22,860,563
Share-based payment awards	676,928	576,740	651,420	562,141
Weighted average common shares outstanding – diluted	23,734,442	23,767,873	23,719,586	23,422,704

Net earnings per common share – basic	$13.04	$9.81	$16.14	$7.24
Net earnings per common share – diluted	$12.67	$9.58	$15.70	$7.07

13.	Income Taxes
The company’s provision for income taxes for the three and six months ended June 30 is summarized in the following table:

	Second quarter		First six months
	2017	2016	2017	2016
Current income tax
Current year expense (recovery)	12.2	(1.4)	78.4	116.6
Adjustments to prior years’ income taxes	(0.1)	15.9	(1.1)	15.7
	12.1	14.5	77.3	132.3
Deferred income tax
Origination and reversal of temporary differences	15.0	100.7	(25.6)	4.8
Adjustments to prior years' deferred income taxes	(11.7)	2.1	(12.2)	1.6
Other	28.5	(6.8)	29.3	(7.4)
	31.8	96.0	(8.5)	(1.0)

Provision for income taxes	43.9	110.5	68.8	131.3

A significant portion of the company's earnings (loss) before income taxes may be earned (incurred) outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the three and six months ended June 30 are summarized in the following table:

	Second quarter
	2017					2016
	Canada(1)	U.S.(2)	U.K.(3)	Other	Total	Canada(1)	U.S.(2)	U.K.(3)	Other	Total

Earnings (loss) before income taxes	83.9	126.6	72.1	73.9	356.5	(34.2)	257.5	112.0	68.7	404.0
Provision for income taxes	8.5	14.9	6.2	14.3	43.9	29.6	67.6	0.9	12.4	110.5
Net earnings (loss)	75.4	111.7	65.9	59.6	312.6	(63.8)	189.9	111.1	56.3	293.5

	First six months
	2017					2016
	Canada(1)	U.S.(2)	U.K.(3)	Other	Total	Canada(1)	U.S.(2)	U.K.(3)	Other	Total

Earnings (loss) before income taxes	11.3	213.4	127.9	104.1	456.7	(225.5)	383.3	203.2	47.1	408.1
Provision for income taxes	13.4	24.3	11.5	19.6	68.8	25.3	84.1	8.9	13.0	131.3
Net earnings (loss)	(2.1)	189.1	116.4	84.5	387.9	(250.8)	299.2	194.3	34.1	276.8

(1)	Includes Fairfax India and Fairfax Africa.

(2)
Principally comprised of Crum & Forster, Zenith National, OdysseyRe (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

(3)	Principally comprised of Brit, Riverstone UK, Advent and other associated holding company results.

The increase in pre-tax profitability in Canada and Other in the second quarter and first six months of 2017 compared to the second quarter and first six months of 2016 principally reflected improved investment results. The decrease in pre-tax profitability in the U.S. and U.K. in the second quarter and first six months of 2017 compared to the second quarter and first six months of 2016 primarily reflected weaker investment results.
Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the second quarter and first six months ended June 30 are summarized in the following table:

	Second quarter		First six months
	2017	2016	2017	2016

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	94.4	107.1	121.0	108.2
Non-taxable investment income	(36.3)	(20.0)	(57.7)	(40.2)
Tax rate differential on income and losses outside Canada	(20.9)	(0.3)	(5.3)	(12.1)
Provision (recovery) relating to prior years	(10.4)	18.0	(13.3)	17.3
Change in unrecorded tax benefit of losses and temporary differences	11.9	12.9	12.0	62.1
Foreign exchange effect	3.9	(3.9)	6.8	2.2
Change in tax rate for deferred income taxes	1.4	(11.8)	2.0	(12.0)
Other including permanent differences	(0.1)	8.5	3.3	5.8
Provision for income taxes	43.9	110.5	68.8	131.3
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada.
The tax rate differential on income and losses outside Canada of $20.9 and $5.3 in the second quarter and first six months of 2017 principally related to income in the U.K. and Canada (primarily Fairfax India) that is taxed at rates lower than the Canadian statutory rate, partially offset by income in the U.S. that is taxed at rates higher than the Canadian statutory rate. The tax rate differential on income and losses outside Canada of $0.3 and $12.1 in the second quarter and first six months of 2016 principally reflected income in the U.K. where the statutory income tax rate is significantly lower than the Canadian statutory rate, partially offset by income in the U.S. which is taxed at rates higher than the Canadian statutory rate.
The change in unrecorded tax benefit of losses and temporary differences in the second quarter and first six months of 2017 related to increases in unrecorded deferred tax assets of $27.6 and $28.3, principally in Canada (primarily Fairfax India and Fairfax Africa), partially offset by benefits of $15.8 and $16.3 relating primarily to the utilization of previously unrecorded deferred tax assets in Canada (primarily the Canadian holding company) and the recognition of previously unrecorded deferred tax assets in Canada (primarily Cara). The change in unrecorded tax benefit of losses and temporary differences in the second quarter and first six months of 2016 was primarily due to increases in unrecorded deferred tax assets in Canada of $16.8 and $60.0.

14.	Contingencies and Commitments
Lawsuit
On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. On April 27, 2017, the appeals court issued a decision reinstating certain claims but affirming the dismissal of the major portion of the claims. On July 10, 2017, Fairfax filed with the New Jersey Supreme Court a petition for certification of the appeal court’s decision. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company’s consolidated financial statements include no anticipated recovery from the lawsuit.
Other
The Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Quebec, is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc. Except as set out below, further details concerning the investigation are, by law, not permitted to be disclosed.
The AMF has authorized Fairfax to make the above-mentioned disclosure. Fairfax and its management are solely responsible for the content of the disclosure set out in the three following paragraphs; the AMF has not in any way endorsed that content.
Resolute’s above-mentioned takeover offer was made to all Fibrek shareholders, including Fairfax. Fairfax agreed in that transaction to a hard lock-up agreement with Resolute whereby Fairfax agreed to tender its shares of Fibrek, representing approximately 26% of Fibrek's outstanding shares, to the Resolute takeover offer at the same price as all other Fibrek shareholders. At the time of the Resolute takeover offer for Fibrek, Fairfax's position in Fibrek was valued at approximately Cdn$32, representing less than 1/6 of 1% of Fairfax's total invested assets at that time.

Fibrek actively opposed the Resolute takeover offer. ln 2012, the Fibrek transaction was the subject of numerous regulatory hearings in Quebec and court proceedings relating to Fibrek's anti-takeover tactics and the hard lock-ups given by various selling shareholders, including Fairfax. Allegations were made in those hearings concerning the possibility of non-compliance with the takeover bid rules. Resolute’s takeover offer was allowed to proceed and resulted in Resolute acquiring Fibrek.
Fairfax believes it has an unblemished record for honesty and integrity and is fully cooperating with the AMF’s investigation. Fairfax continues to be confident that in connection with the Resolute takeover offer, it had no material non-public information, that it did not engage in illegal insider trading or tipping, and that there is no reasonable basis for any proceedings in this connection. To the best of Fairfax's knowledge, the AMF investigation is still ongoing. If the AMF commences legal proceedings, no assurance can be given at this time by Fairfax as to the outcome.

15.	Acquisitions and Divestitures
Subsequent to June 30, 2017
Issuance of common shares at Quess Corp
On July 21, 2017 Quess Corp Limited ("Quess") announced that it will issue common shares through a private placement with institutional investors that is expected to raise approximately $150 to fund future growth. This transaction is expected to close in the third quarter of 2017. Quess is a provider of specialized human resources services.
Additional investment in APR Energy plc
On July 20, 2017 the company increased its indirect equity interest in APR Energy plc ("APR Energy") to 67.9% through the acquisition of an additional 22.9% equity interest for purchase consideration of $109.0. Effective July 20, 2017 the company re-measured its equity accounted carrying value of APR Energy to fair value and commenced consolidating APR Energy in the Other reporting segment. APR Energy is a provider of mobile power generation solutions.
Partial divestiture of ICICI Lombard General Insurance Company Limited
On July 6, 2017 the company decreased its ownership interest in ICICI Lombard General Insurance Company Limited ("ICICI Lombard") by selling a 12.2% equity interest to certain private equity investors for net proceeds of $381.9 and realized a net gain on investment of $233.4. This transaction values ICICI Lombard at approximately $3.1 billion which implies Fairfax's remaining 22.0% equity interest has a fair value of approximately $688. On July 14, 2017, ICICI Lombard announced an initial public offering pursuant to which Fairfax expects to reduce its equity interest in ICICI Lombard to approximately 10%, thereby permitting Fairfax to assume a significant interest in Go Digit General Insurance Limited, a recently established general insurance company in India, and to use the proceeds of the additional sale to pay down the Allied World bridge financing facility (see note 10).
Investment in Atlas Mara Limited
On June 21, 2017 Fairfax Africa agreed to invest a minimum of $130.0 in Atlas Mara Limited ("Atlas Mara") comprised of: (i) participation in an offering of new ordinary shares at a price of $2.25 per share expected to raise $100.0 (Fairfax Africa will purchase not less than 30.0% of the equity offering and have the ability to purchase any shares not taken up by existing shareholders); and (ii) a $100.0 convertible bond that will convert into new ordinary shares at a price of $2.25 per share upon closing of the equity offering. The convertible bond investment closed on July 17, 2017 and the equity offering is expected to close in the third quarter of 2017. Atlas Mara is a financial services institution listed on the London Stock Exchange that operates in seven sub-Saharan countries.
Additional investment in Bangalore International Airport Limited
On July 13, 2017 Fairfax India increased its equity interest in Bangalore International Airport Limited (“Bangalore Airport”) to 48.0% through the acquisition of an additional 10.0% equity interest from a wholly-owned subsidiary of GVK Power and Infrastructure Limited ("GVK") for purchase consideration of approximately $200 (12.9 billion Indian rupees). A put option previously issued to GVK as part of the company's initial acquisition of an interest in Bangalore Airport during the first quarter of 2017 was terminated as part of this transaction. The company will continue to apply the equity method of accounting to its investment in Bangalore Airport, which owns and operates the Kempegowda International Airport in Bangalore, India through a public-private partnership.
Additional investment in Grivalia Properties REIC
On July 4, 2017 the company increased its equity interest in Grivalia Properties REIC ("Grivalia") to 52.6% through the acquisition of an additional 10.3% equity interest from Eurobank Ergasias S.A. for purchase consideration of $100.0 (€88.0). Pursuant to Greek securities law, the company is required to make a tender offer (expiring mid September 2017) for all remaining outstanding shares of Grivalia with $524.9 (€433.3) placed in a trust fund for the duration. The company does not expect a significant number of shares to be tendered under the offer and therefore the funds from the trust fund are expected to be released prior to the end of the third quarter and used to pay down the company's credit facility (see note 10). Effective July 4, 2017 the company re-measured its equity accounted carrying value of Grivalia to fair value and commenced consolidating Grivalia in the Other reporting segment. Grivalia is a real estate investment company listed on the Athens Stock Exchange.

Acquisition of Allied World Assurance Holdings AG
On July 6, 2017 the company, together with certain co-investors (described below), completed the indirect acquisition of 94.6% of the outstanding shares of Allied World Assurance Company Holdings, AG ("Allied World") for purchase consideration of $4,131.9, consisting of $1,905.4 in cash, $2,089.0 by the issuance of 4,799,497 subordinate voting shares, and $137.5 by way of a liability to settle Allied World's share-based awards. In addition, Allied World declared a special cash dividend of $5.00 per share on July 5, 2017 ($438.0). Contemporaneously with the closing of the acquisition of Allied World, Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Alberta Investment Management Corporation (“AIMCo”), an investment manager for pension, endowment and government funds in the province of Alberta, and certain other third parties (together “the co-investors”) invested $1,580.0 in a subsidiary of the company to acquire an indirect equity interest in Allied World. The company will have the ability to acquire the shares owned by the co-investors over time. The remaining 5.4% of the outstanding shares of Allied World are expected to be acquired in the third quarter of 2017 for purchase consideration of approximately $229, consisting of approximately $109 in cash and $120 by the issuance of approximately 275,000 subordinate voting shares, which will result in the co-investors having an indirect ownership interest in Allied World of approximately 33%. Allied World is a global property, casualty and specialty insurer and reinsurer.
Acquisition of certain American International Group, Inc. operations in Latin America and Central and Eastern Europe
On October 18, 2016 the company agreed to acquire from American International Group, Inc. ("AIG") insurance operations in Argentina, Chile, Colombia, Uruguay, Venezuela and Turkey, and certain assets and renewal rights with respect to the portfolio of local business written by AIG Europe in Bulgaria, Czech Republic, Hungary, Poland, Romania and Slovakia, for total consideration of approximately $240. Through an ongoing partnership, Fairfax will support and service AIG’s multinational business in the countries where business operations are acquired. During the second quarter of 2017 the company completed the acquisition of the business and renewal rights of the insurance operations of AIG in Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Bulgaria (effective from May 31, 2017) and Poland (effective from June 30, 2017). On July 31, 2017 the company acquired the insurance operations of AIG in Chile and Colombia, and expects to acquire the business and renewal rights of the insurance operations of AIG in Romania in the third quarter of 2017. The company continues to work through the legal, regulatory and operational requirements to complete the acquisitions of the insurance operations of AIG in Argentina, Uruguay and Venezuela.

Six months ended June 30, 2017
Merger of Fairchem Speciality Limited and Privi Organics Limited
On March 14, 2017 Fairchem Speciality Limited ("Fairchem") and Privi Organics Limited ("Privi Organics") completed their previously announced merger, with the merged entity continuing under the Fairchem name. Fairfax India, which had acquired a 44.9% interest in Fairchem on February 8, 2016 and a 50.8% interest in Privi Organics on August 26, 2016, became the dominant shareholder in Fairchem with a 48.7% interest. Prior to the merger, the company consolidated Privi Organics and applied the equity method of accounting to its investment in Fairchem. Subsequent to the merger, the assets and liabilities and results of operations of Fairchem were consolidated in the Other reporting segment.
Investment in Fairfax Africa Holdings Corporation
On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its 39.6% indirect interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $493.3 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 ($10.00 per share) investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa. The assets and liabilities and results of operations of Fairfax Africa were consolidated in the Other reporting segment.
Acquisition of Saurashtra Freight Private Limited
On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight Private Limited ("Saurashtra Freight") for cash consideration of $30.0 (2.0 billion Indian rupees). Saurashtra Freight operates a container freight station at the Mundra Port in the Indian state of Gujarat. The assets and liabilities and results of operations of Saurashtra Freight were consolidated in the Other reporting segment.
Investment in Mosaic Capital Corporation
On January 26, 2017 the company invested $114.5 (Cdn$150.0) in securities of Mosaic Capital Corporation ("Mosaic Capital") issued through a private placement comprised of: (i) Cdn$100.0 principal amount of 6.00% senior preferred securities; (ii) Cdn$50.0 principal amount of 5.00% senior secured debentures; and (iii) warrants entitling the company to acquire up to 17,026,106 common shares of Mosaic Capital at a price of Cdn$8.81 per common share at any time until January 26, 2024 (the "Mosaic warrants"). Pursuant to IFRS, the company’s investment in Mosaic warrants represent a potential voting interest of approximately 62% (assuming all holders of Mosaic Capital convertible securities, including the company, exercised their options to convert), giving the company the ability to control Mosaic Capital. Consequently, the assets and liabilities and results of operations of Mosaic Capital were consolidated in the Other reporting segment. Mosaic Capital is a Canadian investment company that owns a portfolio of established businesses in the infrastructure, printing, oil and gas services, technology, manufacturing and real estate industries.

Additional Investment in Fairfax India Holdings Corporation
On January 13, 2017 the company acquired 12,340,500 subordinate voting shares of Fairfax India for $145.0 ($11.75 per share) in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 net of commissions and expenses. Combined with various open market purchases of Fairfax India subordinate voting shares, the company's multiple voting shares and subordinate voting shares represented 93.6% of the voting rights and 30.2% of the equity interest in Fairfax India at the close of the aforementioned private placement and public offering.
The determination of the fair value of assets acquired and liabilities assumed in connection with the acquisitions described above is currently underway and will be finalized within twelve months of the respective acquisition dates.

16.	Financial Risk Management

Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at June 30, 2017 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2016, except as discussed below.
Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at June 30, 2017 compared to December 31, 2016.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). During the first six months of 2017 the company sold long dated U.S. treasury bonds and U.S. state and municipal bonds (net proceeds of $152.8 and $1,958.3 respectively) which decreased the company's proportionate holdings of investments in debt instruments rated AA/Aa or better, while the increase in holdings of debt instruments rated lower than B/B or unrated was primarily due to the company's investment in certain private placement corporate debt issues. There were no other significant changes to the company's exposure to credit risk, and no changes to the framework used to monitor, evaluate and manage credit risk, at June 30, 2017 compared to December 31, 2016.

	June 30, 2017			December 31, 2016
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	1,598.1	1,517.0	18.2	2,042.0	1,915.8	18.8
AA/Aa	2,024.7	2,356.6	28.2	3,669.1	4,383.3	43.1
A/A	552.2	554.3	6.6	649.3	728.5	7.2
BBB/Baa	1,139.6	1,281.3	15.4	910.4	1,024.0	10.1
BB/Ba	101.7	114.1	1.4	98.5	117.6	1.2
B/B	368.0	303.3	3.6	339.0	261.6	2.5
Lower than B/B and unrated	2,115.7	2,219.6	26.6	1,808.8	1,736.7	17.1
Total	7,900.0	8,346.2	100.0	9,517.1	10,167.5	100.0

Counterparties to Derivative Contracts
Counterparty risk refers to the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to counterparty risk assuming all derivative contract counterparties are simultaneously in default:

	June 30, 2017	December 31, 2016
Total derivative assets(1)	149.7	196.4
Impact of net settlement arrangements	(46.0)	(53.8)
Fair value of collateral deposited for the benefit of the company(2)	(42.4)	(54.0)
Excess collateral pledged by the company in favour of counterparties	42.9	12.2
Initial margin not held in segregated third party custodian accounts	8.1	5.0
Net derivative counterparty exposure after net settlement and collateral arrangements	112.3	105.8

(1)	Excludes equity warrants and equity call options which are not subject to counterparty risk.

(2)	Excludes $3.9 (December 31, 2016 - $8.7) of excess collateral pledged by counterparties.
The fair value of the collateral deposited for the benefit of the company at June 30, 2017 consisted of cash of $1.5 and government securities of $44.8 (December 31, 2016 - $8.3 and $54.4). The company had not exercised its right to sell or repledge collateral at June 30, 2017.
Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at June 30, 2017 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The provision for uncollectible reinsurance is disclosed in note 9.

Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. There were no significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at June 30, 2017 compared to December 31, 2016.
The holding company's remaining known significant commitments for 2017 consist of payments of interest, corporate overhead expenses, preferred share dividends, income taxes, purchase consideration payable (included in holding company borrowings), the purchase prices related to the acquisitions of Allied World and certain AIG operations in Latin America and Central and Eastern Europe, the settlement of any obligations arising out of the mandatory tender offer for all remaining shares of Grivalia Properties and potential cash outflows related to derivative contracts (described below).

During the second quarter and first six months of 2017 the holding company received net cash of $22.1 and paid net cash of $46.1 (2016 - paid net cash of $81.2 and $19.6) and the insurance and reinsurance subsidiaries paid net cash of $101.3 and $234.9 (2016 - paid net cash of $569.2 and $11.3) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk decreased during the first six months of 2017 reflecting sales of long dated U.S. treasury bonds and U.S. state and municipal bonds (net proceeds of $152.8 and $1,958.3 respectively). There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at June 30, 2017 compared to December 31, 2016.

	June 30, 2017			December 31, 2016
	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	8,026.5	(233.8)	(3.8)	9,758.6	(295.1)	(4.0)
100 basis point increase	8,182.4	(119.5)	(2.0)	9,962.2	(148.2)	(2.0)
No change	8,346.2	—	—	10,167.5	—	—
100 basis point decrease	8,507.7	119.7	1.9	10,338.3	124.6	1.7
200 basis point decrease	8,681.3	247.9	4.0	10,480.2	228.6	3.1

(1)	Includes the impact of U.S. treasury bond forward contracts.

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company's exposure to equity price risk through its equity and equity-related holdings increased at June 30, 2017 compared to December 31, 2016 as described below.
The following table summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position as at June 30, 2017 and December 31, 2016 and results of operations for the quarters and six months ended June 30, 2017 and 2016:

	June 30, 2017		December 31, 2016		Quarter ended June 30, 2017	Quarter ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(1)	4,171.2	4,171.2	4,181.4	4,181.4	261.9	(169.1)	415.9	(489.4)
Preferred stocks – convertible	67.8	67.8	9.1	9.1	(1.5)	(6.8)	(0.6)	(10.8)
Bonds – convertible	790.8	790.8	638.2	638.2	94.9	(34.5)	145.7	(58.0)
Investments in associates(2)	3,383.5	2,576.6	1,752.5	1,693.0	—	—	—	—
Derivatives and other invested assets:
Equity total return swaps – long positions	375.4	(15.4)	213.1	4.3	(38.5)	2.3	(28.6)	14.5
Equity warrants and call options(4)	36.8	36.8	19.3	19.3	6.4	(0.2)	12.9	(0.2)
Total equity and equity related holdings	8,825.5	7,627.8	6,813.6	6,545.3	323.2	(208.3)	545.3	(543.9)

Equity hedges and short equity exposures(3):
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,681.5)	(65.2)	(1,623.0)	(67.7)	(91.0)	10.4	(268.7)	(23.7)
Equity index total return swaps – short positions	(44.4)	0.9	(43.3)	0.6	4.4	(211.9)	(1.0)	(281.4)
Equity index put options(4)	—	—	—	—	—	(3.4)	—	(8.2)
	(1,725.9)	(64.3)	(1,666.3)	(67.1)	(86.6)	(204.9)	(269.7)	(313.3)

Net equity exposures and financial effects	7,099.6		5,147.3		236.6	(413.2)	275.6	(857.2)

(1)
The company excludes other funds with a carrying value of $96.8 at June 30, 2017 (December 31, 2016 - $157.1) that are invested principally in fixed income securities when measuring its equity and equity-related exposure.

(2)	Excludes the company’s insurance and reinsurance investments in associates which are considered long term strategic holdings (see note 6 for details).

(3)
The company discontinued its economic equity hedging strategy during the fourth quarter of 2016 as described in notes 5, 7 and 24 in the company's annual consolidated financial statements for the year ended December 31, 2016.

(4)	The company does not consider the notional amounts of the S&P 500 call options and put options in its assessment of its net equity exposures if they are out-of-the-money.
Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Holdings of CPI-linked derivative contracts and the activity for the period are disclosed in note 7.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at June 30, 2017 compared to December 31, 2016.
Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at June 30, 2017, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $17,431.9 compared to $16,587.7 at December 31, 2016.

The company manages its capital based on the following financial measurements and ratios:

	June 30, 2017	December 31, 2016
Holding company cash and investments (net of short sale and derivative obligations)	950.8	1,329.4

Borrowings – holding company	3,519.2	3,472.5
Borrowings – insurance and reinsurance companies	443.4	435.5
Borrowings – non-insurance companies	812.6	859.6
Total debt	4,775.2	4,767.6

Net debt(1)	3,824.4	3,438.2

Common shareholders’ equity	8,712.6	8,484.6
Preferred stock	1,335.6	1,335.5
Non-controlling interests	2,608.5	2,000.0
Total equity	12,656.7	11,820.1

Net debt/total equity	30.2%	29.1%
Net debt/net total capital(2)	23.2%	22.5%
Total debt/total capital(3)	27.4%	28.7%
Interest coverage(4)	4.3x	n/a
Interest and preferred share dividend distribution coverage(5)	3.5x	n/a

(1)	Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)	Net total capital is calculated by the company as the sum of total equity and net debt.

(3)	Total capital is calculated by the company as the sum of total equity and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

Holding company borrowings at June 30, 2017 increased by $46.7 to $3,519.2 from $3,472.5 at December 31, 2016 primarily reflecting the impact of foreign currency translation on the company's Canadian dollar denominated long term debt, partially offset by the repurchases of $17.8 principal amount of Fairfax senior notes due 2019, 2020 and 2021.
Subsidiary borrowings (comprised of borrowings of the insurance and reinsurance companies and the non-insurance companies) decreased by $39.1 to $1,256.0 at June 30, 2017 from $1,295.1 at December 31, 2016, primarily reflecting the repayment of Fairfax India's term loan of $225.0, partially offset by increased borrowings at NCML ($83.7) to fund expansion, borrowings by Quess ($22.5) to fund working capital requirements and an acquisition, the consolidation of the borrowings of Mosaic Capital ($21.9) and increased borrowings on short term facilities by various subsidiaries.
Common shareholders’ equity increased from $8,484.6 at December 31, 2016 to $8,712.6 at June 30, 2017 primarily reflecting net earnings attributable to shareholders of Fairfax ($394.2) and other comprehensive income of $145.6 (primarily $101.7 related to net unrealized foreign currency translation gains on foreign operations), partially offset by the payment of dividends on the company's common and preferred shares ($259.2).
Non-controlling interests increased from $2,000.0 at December 31, 2016 to $2,608.5 at June 30, 2017 principally reflecting Fairfax India's secondary public offering in January 2017, Fairfax Africa's initial public offering in February 2017, the consolidation of Fairchem and Saurashtra Freight by Fairfax India and the impact of foreign currency translation (principally the strengthening of the Indian rupee and Canadian dollar relative to the U.S. dollar), partially offset by dividends paid to non-controlling interests (principally the dividend paid by Brit to OMERS).
The changes in holding company borrowings, subsidiary borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased from 22.5% at December 31, 2016 to 23.2% at June 30, 2017 primarily as a result of increased net debt, partially offset by increased net total capital. The increase in net debt was primarily due to decreased holding company cash and investments. The increase in net total capital was primarily due to increases in common shareholders' equity (as described in the preceding paragraph), non-controlling interests and net debt. The consolidated total debt/total capital ratio decreased from 28.7% at December 31, 2016 to 27.4% at June 30, 2017 primarily as a result of increased total capital (reflecting increases in common shareholders' equity and non-controlling interests).

17.	Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. During the first six months of 2017 the company commenced consolidating Fairfax Africa, Mosaic Capital, Fairchem (subsequent to its merger with Privi Organics) and Saurashtra Freight, and Fairfax India repaid its floating rate secured term loan of $225.0, all of which were included in the Other reporting segment (see notes 10 and 15 for details). There were no other significant changes to the identifiable assets and liabilities by reporting segment at June 30, 2017 compared to December 31, 2016.

An analysis of pre-tax income (loss) by reporting segment for the three and six months ended June 30 is presented below:

Quarter ended June 30, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	320.7	759.0	543.5	172.7	582.1	167.3	216.3	2,761.6	10.0	—	—	—	2,771.6
Intercompany	2.0	10.5	5.7	—	1.1	1.7	23.0	44.0	—	—	—	(44.0)	—
	322.7	769.5	549.2	172.7	583.2	169.0	239.3	2,805.6	10.0	—	—	(44.0)	2,771.6
Net premiums written	299.4	660.6	475.2	170.1	374.4	86.1	138.2	2,204.0	9.9	—	—	—	2,213.9
Net premiums earned
External	242.1	588.7	456.9	200.0	400.4	94.0	138.2	2,120.3	14.2	—	—	—	2,134.5
Intercompany	(1.1)	(1.9)	6.5	(0.6)	2.1	(9.1)	4.1	—	—	—	—	—	—
	241.0	586.8	463.4	199.4	402.5	84.9	142.3	2,120.3	14.2	—	—	—	2,134.5
Underwriting expenses(1)	(240.2)	(531.2)	(459.8)	(178.4)	(390.6)	(73.0)	(138.7)	(2,011.9)	(61.2)	—	—	—	(2,073.1)
Underwriting profit (loss)	0.8	55.6	3.6	21.0	11.9	11.9	3.6	108.4	(47.0)	—	—	—	61.4
Interest income	12.9	29.7	12.4	6.4	8.6	7.0	4.8	81.8	7.5	5.1	(3.8)	—	90.6
Dividends	2.3	7.9	1.5	1.2	0.7	1.2	4.2	19.0	2.0	1.8	—	—	22.8
Investment expenses	(2.8)	(7.5)	(7.3)	(1.8)	(3.6)	(1.6)	(3.2)	(27.8)	(3.6)	(72.7)	(0.6)	98.7	(6.0)
Interest and dividends	12.4	30.1	6.6	5.8	5.7	6.6	5.8	73.0	5.9	(65.8)	(4.4)	98.7	107.4
Share of profit (loss) of associates	(1.0)	(3.3)	0.3	(4.6)	(3.4)	15.2	(0.2)	3.0	1.2	4.2	41.2	—	49.6
Other
Revenue	—	—	—	—	—	—	—	—	—	761.6	—	—	761.6
Expenses	—	—	—	—	—	—	—	—	—	(708.6)	—	—	(708.6)
	—	—	—	—	—	—	—	—	—	53.0	—	—	53.0
Operating income (loss)	12.2	82.4	10.5	22.2	14.2	33.7	9.2	184.4	(39.9)	(8.6)	36.8	98.7	271.4
Net gains (losses) on investments	29.7	28.4	(27.4)	15.2	36.5	17.0	24.5	123.9	46.1	16.2	18.9	—	205.1
Interest expense	—	(0.8)	(0.5)	(0.9)	(3.1)	—	(1.2)	(6.5)	—	(10.6)	(51.9)	—	(69.0)
Corporate overhead and other	(2.0)	(7.7)	(4.8)	(2.1)	(2.3)	(3.0)	(2.4)	(24.3)	—	—	72.0	(98.7)	(51.0)
Pre-tax income (loss)	39.9	102.3	(22.2)	34.4	45.3	47.7	30.1	277.5	6.2	(3.0)	75.8	—	356.5
Income taxes													(43.9)
Net earnings													312.6

Attributable to:
Shareholders of Fairfax													311.6
Non-controlling interests													1.0
													312.6

(1)
Underwriting expenses for the quarter ended June 30, 2017 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	180.7	389.9	298.4	118.1	232.8	71.2	86.6	1,377.7
Commissions	41.3	111.2	71.8	20.8	106.5	1.0	35.8	388.4
Premium acquisition costs and other underwriting expenses	42.0	61.2	89.8	51.4	59.2	19.4	30.7	353.7
Underwriting expenses - accident year	264.0	562.3	460.0	190.3	398.5	91.6	153.1	2,119.8
Net favourable claims reserve development	(23.8)	(31.1)	(0.2)	(11.9)	(7.9)	(18.6)	(14.4)	(107.9)
Underwriting expenses - calendar year	240.2	531.2	459.8	178.4	390.6	73.0	138.7	2,011.9

Quarter ended June 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	303.8	737.6	515.9	166.3	518.0	173.8	132.5	2,547.9	72.3	—	—	—	2,620.2
Intercompany	0.1	7.0	2.4	—	2.1	4.5	18.1	34.2	—	—	—	(34.2)	—
	303.9	744.6	518.3	166.3	520.1	178.3	150.6	2,582.1	72.3	—	—	(34.2)	2,620.2
Net premiums written	282.2	631.1	449.6	163.4	352.3	86.8	102.1	2,067.5	70.7	—	—	—	2,138.2
Net premiums earned
External	229.2	536.8	431.1	197.6	347.0	92.0	97.3	1,931.0	70.7	—	—	—	2,001.7
Intercompany	(2.3)	(2.4)	3.0	(0.5)	1.9	(13.3)	13.6	—	—	—	—	—	—
	226.9	534.4	434.1	197.1	348.9	78.7	110.9	1,931.0	70.7	—	—	—	2,001.7
Underwriting expenses(1)	(226.9)	(504.7)	(428.0)	(165.3)	(348.5)	(65.5)	(109.8)	(1,848.7)	(90.5)	—	—	—	(1,939.2)
Underwriting profit (loss)	—	29.7	6.1	31.8	0.4	13.2	1.1	82.3	(19.8)	—	—	—	62.5
Interest income	15.3	49.5	23.4	10.1	19.7	6.1	7.4	131.5	16.7	4.5	0.9	—	153.6
Dividends	2.9	4.0	1.0	0.7	0.2	0.7	0.3	9.8	1.7	1.7	0.3	—	13.5
Investment expenses	(2.7)	(5.6)	(3.2)	(1.7)	(3.5)	(0.6)	(2.1)	(19.4)	(3.1)	(2.8)	(1.0)	20.4	(5.9)
Interest and dividends	15.5	47.9	21.2	9.1	16.4	6.2	5.6	121.9	15.3	3.4	0.2	20.4	161.2
Share of profit (loss) of associates	3.2	7.0	(3.0)	(3.8)	(1.9)	3.7	(0.1)	5.1	3.4	3.8	2.9	—	15.2
Other
Revenue	—	—	—	—	—	—	—	—	—	499.7	—	—	499.7
Expenses	—	—	—	—	—	—	—	—	—	(465.0)	—	—	(465.0)
	—	—	—	—	—	—	—	—	—	34.7	—	—	34.7
Operating income (loss)	18.7	84.6	24.3	37.1	14.9	23.1	6.6	209.3	(1.1)	41.9	3.1	20.4	273.6
Net gains (losses) on investments	24.0	41.5	109.4	(12.3)	88.4	(3.9)	19.7	266.8	14.8	5.3	(57.7)	—	229.2
Interest expense	—	(0.6)	(0.4)	(0.9)	(4.0)	—	(0.8)	(6.7)	—	(5.4)	(47.6)	—	(59.7)
Corporate overhead and other	(1.7)	(6.4)	(5.2)	(2.0)	(2.3)	—	(0.1)	(17.7)	—	—	(1.0)	(20.4)	(39.1)
Pre-tax income (loss)	41.0	119.1	128.1	21.9	97.0	19.2	25.4	451.7	13.7	41.8	(103.2)	—	404.0
Income taxes													(110.5)
Net earnings													293.5

Attributable to:
Shareholders of Fairfax													238.7
Non-controlling interests													54.8
													293.5

(1)
Underwriting expenses for the quarter ended June 30, 2016 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	184.4	414.3	279.9	117.9	243.5	66.1	74.9	1,381.0
Commissions	38.2	102.7	66.8	20.1	77.2	0.9	23.8	329.7
Premium acquisition costs and other underwriting expenses	42.4	56.1	81.3	47.5	50.0	14.8	20.7	312.8
Underwriting expenses - accident year	265.0	573.1	428.0	185.5	370.7	81.8	119.4	2,023.5
Net favourable claims reserve development	(38.1)	(68.4)	—	(20.2)	(22.2)	(16.3)	(9.6)	(174.8)
Underwriting expenses - calendar year	226.9	504.7	428.0	165.3	348.5	65.5	109.8	1,848.7

Six months ended June 30, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	554.5	1,341.3	1,048.2	508.0	1,090.4	349.7	476.4	5,368.5	12.3	—	—	—	5,380.8
Intercompany	3.0	19.7	20.4	—	2.1	(1.1)	41.8	85.9	—	—	—	(85.9)	—
	557.5	1,361.0	1,068.6	508.0	1,092.5	348.6	518.2	5,454.4	12.3	—	—	(85.9)	5,380.8
Net premiums written	513.3	1,215.8	926.3	501.9	768.8	186.2	364.4	4,476.7	12.2	—	—	—	4,488.9
Net premiums earned
External	478.6	1,087.6	893.1	388.8	739.0	182.9	331.4	4,101.4	18.0	—	—	—	4,119.4
Intercompany	(1.8)	(1.9)	15.6	(1.2)	4.9	(21.7)	6.1	—	—	—	—	—	—
	476.8	1,085.7	908.7	387.6	743.9	161.2	337.5	4,101.4	18.0	—	—	—	4,119.4
Underwriting expenses(1)	(473.4)	(982.0)	(902.8)	(329.3)	(720.9)	(144.4)	(333.0)	(3,885.8)	(115.4)	—	—	—	(4,001.2)
Underwriting profit (loss)	3.4	103.7	5.9	58.3	23.0	16.8	4.5	215.6	(97.4)	—	—	—	118.2
Interest income	25.7	66.7	26.1	13.3	18.5	14.0	14.5	178.8	20.1	10.2	(4.9)	—	204.2
Dividends	4.7	11.2	2.6	1.9	1.8	1.5	8.0	31.7	3.2	3.7	6.0	—	44.6
Investment expenses	(5.3)	(8.4)	(11.0)	(3.5)	(6.7)	(2.7)	(6.1)	(43.7)	(6.7)	(122.5)	(1.3)	160.9	(13.3)
Interest and dividends	25.1	69.5	17.7	11.7	13.6	12.8	16.4	166.8	16.6	(108.6)	(0.2)	160.9	235.5
Share of profit (loss) of associates	0.5	0.1	(2.6)	(5.5)	1.2	15.6	1.4	10.7	1.1	10.8	54.1	—	76.7
Other
Revenue	—	—	—	—	—	—	—	—	—	1,377.5	—	—	1,377.5
Expenses	—	—	—	—	—	—	—	—	—	(1,289.3)	—	—	(1,289.3)
	—	—	—	—	—	—	—	—	—	88.2	—	—	88.2
Operating income (loss)	29.0	173.3	21.0	64.5	37.8	45.2	22.3	393.1	(79.7)	(9.6)	53.9	160.9	518.6
Net gains (losses) on investments	46.6	68.9	(70.5)	17.8	56.9	20.5	27.4	167.6	61.9	(3.4)	(39.4)	—	186.7
Loss on repurchase of long term debt (note 10)	—	—	—	—	—	—	—	—	—	—	(2.6)	—	(2.6)
Interest expense	—	(1.6)	(0.9)	(1.7)	(6.0)	—	(2.3)	(12.5)	—	(22.1)	(105.0)	—	(139.6)
Corporate overhead and other	(4.2)	(14.2)	(9.8)	(4.1)	(4.6)	(3.7)	(4.4)	(45.0)	—	—	99.5	(160.9)	(106.4)
Pre-tax income (loss)	71.4	226.4	(60.2)	76.5	84.1	62.0	43.0	503.2	(17.8)	(35.1)	6.4	—	456.7
Income taxes													(68.8)
Net earnings													387.9

Attributable to:
Shareholders of Fairfax													394.2
Non-controlling interests													(6.3)
													387.9

(1)
Underwriting expenses for the six months ended June 30, 2017 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	342.7	702.7	587.3	230.1	410.6	130.6	220.4	2,624.4
Commissions	80.9	226.1	142.6	40.3	203.4	4.2	74.0	771.5
Premium acquisition costs and other underwriting expenses	83.8	120.5	176.5	104.7	114.8	34.9	66.0	701.2
Underwriting expenses - accident year	507.4	1,049.3	906.4	375.1	728.8	169.7	360.4	4,097.1
Net favourable claims reserve development	(34.0)	(67.3)	(3.6)	(45.8)	(7.9)	(25.3)	(27.4)	(211.3)
Underwriting expenses - calendar year	473.4	982.0	902.8	329.3	720.9	144.4	333.0	3,885.8

Six months ended June 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	502.3	1,271.8	999.8	497.8	1,023.5	337.3	259.2	4,891.7	72.5	—	—	—	4,964.2
Intercompany	0.5	12.4	10.2	—	7.1	7.4	43.2	80.8	—	—	—	(80.8)	—
	502.8	1,284.2	1,010.0	497.8	1,030.6	344.7	302.4	4,972.5	72.5	—	—	(80.8)	4,964.2
Net premiums written	463.2	1,114.6	890.4	491.0	757.6	151.8	229.0	4,097.6	70.9	—	—	—	4,168.5
Net premiums earned
External	439.9	999.5	846.1	385.4	689.1	155.2	192.0	3,707.2	70.9	—	—	—	3,778.1
Intercompany	(3.8)	(3.7)	10.3	(1.0)	2.4	(26.1)	21.9	—	—	—	—	—	—
	436.1	995.8	856.4	384.4	691.5	129.1	213.9	3,707.2	70.9	—	—	—	3,778.1
Underwriting expenses(1)	(433.2)	(921.4)	(840.3)	(321.5)	(677.4)	(104.1)	(205.3)	(3,503.2)	(113.6)	—	—	—	(3,616.8)
Underwriting profit (loss)	2.9	74.4	16.1	62.9	14.1	25.0	8.6	204.0	(42.7)	—	—	—	161.3
Interest income	27.4	90.9	43.2	18.6	37.8	12.2	18.0	248.1	33.2	12.3	(0.7)	—	292.9
Dividends	5.4	11.2	3.4	2.0	0.9	1.9	1.1	25.9	4.1	3.5	0.1	—	33.6
Investment expenses	(5.9)	(11.8)	(6.3)	(3.8)	(6.5)	(1.4)	(4.2)	(39.9)	(7.3)	(5.1)	(1.1)	40.9	(12.5)
Interest and dividends	26.9	90.3	40.3	16.8	32.2	12.7	14.9	234.1	30.0	10.7	(1.7)	40.9	314.0
Share of profit (loss) of associates	3.4	14.9	(4.4)	(6.9)	(1.6)	11.9	0.6	17.9	(3.4)	3.8	6.8	—	25.1
Other
Revenue	—	—	—	—	—	—	—	—	—	906.7	—	—	906.7
Expenses	—	—	—	—	—	—	—	—	—	(867.0)	—	—	(867.0)
	—	—	—	—	—	—	—	—	—	39.7	—	—	39.7
Operating income (loss)	33.2	179.6	52.0	72.8	44.7	49.6	24.1	456.0	(16.1)	54.2	5.1	40.9	540.1
Net gains (losses) on investments	(66.0)	30.7	146.3	(42.6)	177.5	(23.1)	(7.6)	215.2	(21.0)	4.3	(128.9)	—	69.6
Interest expense	—	(1.3)	(0.8)	(1.7)	(7.8)	—	(1.9)	(13.5)	—	(10.4)	(91.0)	—	(114.9)
Corporate overhead and other	(3.3)	(13.6)	(9.8)	(4.1)	(4.6)	—	(0.1)	(35.5)	—	—	(10.3)	(40.9)	(86.7)
Pre-tax income (loss)	(36.1)	195.4	187.7	24.4	209.8	26.5	14.5	622.2	(37.1)	48.1	(225.1)	—	408.1
Income taxes													(131.3)
Net earnings													276.8

Attributable to:
Shareholders of Fairfax													187.7
Non-controlling interests													89.1
													276.8

(1)
Underwriting expenses for the six months ended June 30, 2016 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	316.3	702.3	546.2	229.6	444.4	107.1	142.0	2,487.9
Commissions	73.2	207.2	132.7	38.7	148.4	0.4	47.0	647.6
Premium acquisition costs and other underwriting expenses	81.1	114.8	161.4	97.6	106.8	26.6	39.7	628.0
Underwriting expenses - accident year	470.6	1,024.3	840.3	365.9	699.6	134.1	228.7	3,763.5
Net favourable claims reserve development	(37.4)	(102.9)	—	(44.4)	(22.2)	(30.0)	(23.4)	(260.3)
Underwriting expenses - calendar year	433.2	921.4	840.3	321.5	677.4	104.1	205.3	3,503.2

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the three and six months ended June 30 were comprised as follows:

	Second quarter		First six months
	2017	2016	2017	2016
Losses and loss adjustment expenses	1,243.5	1,209.1	2,341.3	2,169.9
Wages and salaries	356.7	295.9	705.3	585.0
Other reporting segment cost of sales	427.0	255.2	760.0	471.7
Employee benefits	70.5	63.4	145.8	136.7
Depreciation, amortization and impairment charges	59.8	63.0	114.2	101.1
Operating lease costs	55.2	34.0	103.4	71.8
Audit, legal and tax professional fees	43.2	30.8	77.2	56.5
Information technology costs	29.0	27.9	58.0	54.5
Premium taxes	27.4	22.1	54.5	46.8
Share-based payments to directors and employees	13.9	13.3	29.0	27.6
Other reporting segment marketing costs	17.0	9.5	30.9	19.4
Loss on repurchase of long term debt (note 10)	—	—	2.6	—
Restructuring costs	4.1	0.8	6.4	1.9
Administrative expense and other	98.1	87.0	192.8	178.3
	2,445.4	2,112.0	4,621.4	3,921.2

19.	Supplementary Cash Flow Information
Cash and cash equivalents were included in the consolidated balance sheets as follows:

	June 30, 2017	December 31, 2016
Holding company cash and investments:
Cash and balances with banks	124.0	131.9
Treasury bills and other eligible bills	58.4	401.3
	182.4	533.2
Holding company cash and investments for short sale and derivative obligations:
Treasury bills and other eligible bills	12.7	—

Subsidiary cash and short term investments:
Cash and balances with banks	1,686.5	1,668.2
Treasury bills and other eligible bills	3,390.5	2,275.2
	5,077.0	3,943.4
Subsidiary assets pledged for short sale and derivative obligations:
Treasury bills and other eligible bills	1.2	—

Fairfax India:
Cash and balances with banks	25.3	44.5
Treasury bills and other eligible bills	27.9	128.7
	53.2	173.2
Fairfax Africa:
Cash and balances with banks	32.8	—
Treasury bills and other eligible bills	209.9	—
	242.7	—

Cash and cash equivalents included in the consolidated balance sheets	5,569.2	4,649.8

Less: Cash and cash equivalents - restricted(1)
Holding company cash and cash equivalents - restricted:
Cash and balances with banks	—	2.8
Subsidiary cash and cash equivalents - restricted:
Cash and balances with banks	296.3	180.8
Treasury bills and other eligible bills	305.3	247.1
	601.6	430.7

Cash and cash equivalents included in the consolidated statements of cash flows	4,967.6	4,219.1

(1)
Cash and cash equivalents as presented in the consolidated statements of cash flows excludes balances that are restricted. Subsidiary restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the three and six months ended June 30 were as follows:

	Second quarter		First six months
	2017	2016	2017	2016
(a) Net (purchases) sales of investments classified as FVTPL
Short term investments	425.0	340.7	(125.0)	1,157.3
Bonds	234.1	(95.3)	2,169.9	(1,541.4)
Preferred stocks	(63.3)	0.1	(71.0)	(67.4)
Common stocks	286.0	93.6	233.0	52.3
Derivatives and short sales	(184.6)	(618.6)	(486.5)	(45.2)
	697.2	(279.5)	1,720.4	(444.4)

(b) Net interest and dividends received
Interest and dividends received	146.3	206.4	314.6	387.7
Interest paid	(62.1)	(66.3)	(111.0)	(103.5)
	84.2	140.1	203.6	284.2

(c) Net income taxes paid	(11.6)	(115.6)	(31.0)	(184.8)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of August 3, 2017)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three and six months ended June 30, 2017, and the notes to the MD&A contained in the company's 2016 Annual Report.

(2)
The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion earned. Net premiums written represents gross premiums written less amounts ceded to reinsurers.

(3)
The combined ratio is the traditional measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years). These ratios are calculated from information contained within the company's consolidated financial statements and are used by management for comparisons to historical underwriting results and to the underwriting results of competitors and the broader property and casualty industry. These ratios do not have any standardized meanings under IFRS and may not be comparable to similar measures presented by other companies.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

(5)
In this MD&A the measures "pre-tax income before net gains (losses) on investments", "net realized gains (losses) on investments", "pre-tax income including net realized gains (losses) on investments" and "net change in unrealized gains (losses) on investments" are each shown separately to present more meaningfully the results of the company's investment management strategies. The sum of "net realized gains (losses) on investments" and "net change in unrealized gains (losses) on investments" is equal to "net gains (losses) on investments" as presented in the consolidated statement of earnings.

(6)
Ratios included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders. All of these ratios are calculated from information contained within the company's consolidated financial statements.

(7)	References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Business Developments
Acquisitions and Divestitures
For a full description of these transactions, see note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and six months ended June 30, 2017.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the three and six months ended June 30, 2017 and 2016 are shown in the table that follows.

	Second quarter		First six months
	2017	2016	2017	2016
Net premiums earned - Insurance and Reinsurance
Northbridge	241.0	226.9	476.8	436.1
OdysseyRe	586.8	534.4	1,085.7	995.8
Crum & Forster	463.4	434.1	908.7	856.4
Zenith National	199.4	197.1	387.6	384.4
Brit	402.5	348.9	743.9	691.5
Fairfax Asia	84.9	78.7	161.2	129.1
Other	142.3	110.9	337.5	213.9
	2,120.3	1,931.0	4,101.4	3,707.2
Runoff	14.2	70.7	18.0	70.9
	2,134.5	2,001.7	4,119.4	3,778.1
Interest and dividends	107.4	161.2	235.5	314.0
Share of profit of associates	49.6	15.2	76.7	25.1
Net gains on investments	205.1	229.2	186.7	69.6
Other(1)	761.6	499.7	1,377.5	906.7
	3,258.2	2,907.0	5,995.8	5,093.5

(1)
Represents revenue earned by the Other reporting segment, which primarily comprises the revenue earned by William Ashley, Sporting Life, Praktiker, The Keg, Thomas Cook India and its subsidiaries Quess Corp and Sterling Resorts, Pethealth, Cara and its subsidiaries St-Hubert (acquired on September 2, 2016) and Original Joe's (acquired on November 28, 2016), Boat Rocker, Golf Town (acquired on October 31, 2016), Mosaic Capital (consolidated on January 26, 2017), Fairfax Africa (since its initial public offering on February 17, 2017), and Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics (acquired on August 26, 2016)) and Saurashtra Freight (acquired on February 14, 2017).

Revenue of $3,258.2 and $5,995.8 in the second quarter and first six months of 2017 increased from $2,907.0 and $5,093.5 in the second quarter and first six months of 2016 principally as a result of increased other revenue, higher net premiums earned and increased share of profit of associates, partially offset by lower interest and dividends. An analysis of interest and dividend income, share of profit of associates and net gains on investments for the second quarters and first six months ended June 30, 2017 and 2016 is provided in the Investments section of this MD&A.
The increase in net premiums earned by the company’s insurance and reinsurance operations in the second quarter of 2017 reflected increases at Brit ($53.6, 15.4%), OdysseyRe ($52.4, 9.8%), Insurance and Reinsurance – Other ($31.4, 28.3% inclusive of the consolidation of the $30.6 of net premiums earned by Bryte Insurance), Crum & Forster ($29.3, 6.7%), Northbridge ($14.1, 6.2% including the unfavourable effect of foreign currency translation), Fairfax Asia ($6.2, 7.9% inclusive of the consolidation of the net premiums earned by AMAG and Fairfirst Insurance) and Zenith National ($2.3, 1.2%). The increase in net premiums earned by the company’s insurance and reinsurance operations in the first six months of 2017 reflected increases at Insurance and Reinsurance – Other ($123.6, 57.8% inclusive of the consolidation of the $112.3 of net premiums earned by Bryte Insurance), OdysseyRe ($89.9, 9.0%), Brit ($52.4, 7.6%), Crum & Forster ($52.3, 6.1%), Northbridge ($40.7, 9.3% including the unfavourable effect of foreign currency translation), Fairfax Asia ($32.1, 24.9% inclusive of the consolidation of the net premiums earned by AMAG and Fairfirst Insurance) and Zenith National ($3.2, 0.8%). Net premiums earned at Runoff in the second quarter and first six months of 2016 principally reflected the impact of the second quarter 2016 construction defect reinsurance transaction.
The increase in other revenue from $499.7 and $906.7 in the second quarter and first six months of 2016 to $761.6 and $1,377.5 in the second quarter and first six months of 2017 principally reflected increases at Cara (primarily related to the acquisitions of St-Hubert and Original Joe's acquired on September 2, 2016 and November 28, 2016), Fairfax India (primarily reflecting the consolidation of Privi Organics and increased business volume at NCML), Thomas Cook India (principally related to Quess) and the impact of the consolidation of Golf Town (acquired on October 31, 2016) and Mosaic Capital (consolidated on January 26, 2017).

In order to better compare the second quarter and first six months of 2017 to the second quarter and first six months of 2016, the table which follows presents net premiums written by the company’s insurance and reinsurance operations excluding the impacts of the acquisition of Bryte Insurance (acquired December 7, 2016 and included in Insurance and Reinsurance - Other) and AMAG and Fairfirst Insurance (acquired October 10, 2016 and October 3, 2016 and included in Fairfax Asia).

	Second quarter			First six months
Net premiums written	2017	2016	% change year-over-year	2017	2016	% change year-over-year
Northbridge	299.4	282.2	6.1	513.3	463.2	10.8
OdysseyRe	660.6	631.1	4.7	1,215.8	1,114.6	9.1
Crum & Forster	475.2	449.6	5.7	926.3	890.4	4.0
Zenith National	170.1	163.4	4.1	501.9	491.0	2.2
Brit	374.4	352.3	6.3	768.8	757.6	1.5
Fairfax Asia	71.8	86.8	(17.3)	154.0	151.8	1.4
Other	116.2	102.1	13.8	256.7	229.0	12.1
Insurance and reinsurance operations	2,167.7	2,067.5	4.8	4,336.8	4,097.6	5.8

Northbridge’s net premiums written increased by 6.1% and 10.8% in the second quarter and first six months of 2017. In Canadian dollar terms, Northbridge’s net premiums written increased by 9.5% and 11.3% primarily due to increased renewal and new business writings, and modest price increases across the group.

OdysseyRe's net premiums written increased by 4.7% and 9.1% in the second quarter and first six months of 2017, primarily reflecting increases in the U.S. Insurance division (automobile and liability lines), London Market division (liability insurance lines), North America division (accident and health and casualty reinsurance lines), and EuroAsia division (crop and automobile reinsurance lines), partially offset by decreases in the Latin America division.
Crum & Forster's net premiums written increased by 5.7% and 4.0% in the second quarter and first six months of 2017, primarily reflecting growth in accident and health and commercial transportation lines of business, partially offset by decreases in excess and surplus and marine lines of business.
Zenith National's net premiums written increased by 4.1% and 2.2% in the second quarter and first six months of 2017, primarily as a result of an increase in exposure, partially offset by modest price decreases.
Brit's net premiums written increased by 6.3% and 1.5% in the second quarter and first six months of 2017, principally reflecting increased contribution from initiatives launched in recent years and measured growth in core lines of business, partially offset by reductions in other lines of business through active portfolio management, modest price decreases in certain lines of business and the unfavourable impact of foreign currency translation. Net premiums written were also affected by the impact of additional reinsurance purchased.
Net premiums written by the Fairfax Asia reporting segment decreased by 17.3% in the second quarter of 2017, principally reflecting decreased writings at First Capital (primarily in the marine, commercial property and health lines of business) and lower premium retention. Net premiums written by the Fairfax Asia reporting segment increased by 1.4% in the first six months of 2017, primarily reflecting the impacts of an intercompany loss portfolio transfer in the first quarter of 2016 of commercial automobile loss reserves ($15.6) and higher premium retention (primarily at First Capital), partially offset by decreased writings at First Capital (primarily in the marine, commercial property and commercial automobile lines of business).

Net premiums written by the Insurance and Reinsurance – Other reporting segment increased by 13.8% and 12.1% in the second quarter and first six months of 2017 reflecting the consolidation of the net premiums written by Colonnade which were primarily related to the acquisitions of the insurance operations of QBE in 2016 and AIG in 2017.

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the three and six months ended June 30, 2017 and 2016. In that table, interest and dividends in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Pre-tax income before net gains (losses) on investments, net realized gains (losses) on investments, pre-tax income including net realized gains (losses) on investments, and net change in unrealized gains (losses) on investments are each shown separately to present more meaningfully the results of the company's investment management strategies.

	Second quarter		First six months
Combined ratios - Insurance and Reinsurance	2017	2016	2017	2016
Northbridge	99.7%	100.0%	99.3%	99.3%
OdysseyRe	90.5%	94.4%	90.4%	92.5%
Crum & Forster	99.2%	98.6%	99.3%	98.1%
Zenith National	89.5%	83.9%	85.0%	83.6%
Brit	97.0%	99.9%	96.9%	98.0%
Fairfax Asia	85.9%	83.3%	89.6%	80.7%
Other	97.5%	99.0%	98.6%	96.0%
Consolidated	94.9%	95.7%	94.7%	94.5%

Sources of net earnings
Underwriting - Insurance and Reinsurance
Northbridge	0.8	—	3.4	2.9
OdysseyRe	55.6	29.7	103.7	74.4
Crum & Forster	3.6	6.1	5.9	16.1
Zenith National	21.0	31.8	58.3	62.9
Brit	11.9	0.4	23.0	14.1
Fairfax Asia	11.9	13.2	16.8	25.0
Other	3.6	1.1	4.5	8.6
Underwriting profit	108.4	82.3	215.6	204.0
Interest and dividends - insurance and reinsurance	73.0	121.9	166.8	234.1
Share of profit of associates - insurance and reinsurance	3.0	5.1	10.7	17.9
Operating income	184.4	209.3	393.1	456.0
Runoff (excluding net gains (losses) on investments)	(39.9)	(1.1)	(79.7)	(16.1)
Other reporting segment	(8.6)	41.9	(9.6)	54.2
Interest expense	(69.0)	(59.7)	(139.6)	(114.9)
Corporate overhead and other	84.5	(15.6)	105.8	(40.7)
Pre-tax income before net gains (losses) on investments	151.4	174.8	270.0	338.5
Net realized gains (losses) on investments	(83.4)	273.6	146.1	139.2
Pre-tax income including net realized gains on investments	68.0	448.4	416.1	477.7
Net change in unrealized gains (losses) on investments	288.5	(44.4)	40.6	(69.6)
Pre-tax income	356.5	404.0	456.7	408.1
Income taxes	(43.9)	(110.5)	(68.8)	(131.3)
Net earnings	312.6	293.5	387.9	276.8

Attributable to:
Shareholders of Fairfax	311.6	238.7	394.2	187.7
Non-controlling interests	1.0	54.8	(6.3)	89.1
	312.6	293.5	387.9	276.8

Net earnings per share	$13.04	$9.81	$16.14	$7.24
Net earnings per diluted share	$12.67	$9.58	$15.70	$7.07
Cash dividends paid per share	$—	$—	$10.00	$10.00

The company's insurance and reinsurance operations produced underwriting profits of $108.4 and $215.6 (combined ratios of 94.9% and 94.7%) in the second quarter and first six months of 2017 compared to $82.3 and $204.0 (combined ratios of 95.7% and 94.5%) in the second quarter and first six months of 2016. The decrease in the combined ratio in the second quarter of 2017 principally reflected the impact of lower current period catastrophe losses, partially offset by lower net favourable prior year reserve development and an increased commission expense ratio. The increase in the combined ratio in the first six months of 2017 principally reflected lower net favourable prior year reserve development and an increased commission expense ratio, partially offset by lower current period catastrophe losses. The following table presents the components of the company's combined ratios for the three and six months ended June 30, 2017 and 2016:

	Second quarter		First six months
	2017	2016	2017	2016
Underwriting profit	108.4	82.3	215.6	204.0

Loss & LAE - accident year	65.0%	71.5%	64.0%	67.1%
Commissions	18.3%	17.1%	18.8%	17.5%
Underwriting expense	16.7%	16.1%	17.1%	16.9%
Combined ratio - accident year	100.0%	104.7%	99.9%	101.5%
Net favourable development	(5.1)%	(9.0)%	(5.2)%	(7.0)%
Combined ratio - calendar year	94.9%	95.7%	94.7%	94.5%

Net favourable prior year reserve development for the three and six months ended June 30, 2017 and 2016 was comprised as follows:

	Second quarter		First six months
Insurance and Reinsurance	2017	2016	2017	2016
Northbridge	(23.8)	(38.1)	(34.0)	(37.4)
OdysseyRe	(31.1)	(68.4)	(67.3)	(102.9)
Crum & Forster	(0.2)	—	(3.6)	—
Zenith National	(11.9)	(20.2)	(45.8)	(44.4)
Brit	(7.9)	(22.2)	(7.9)	(22.2)
Fairfax Asia	(18.6)	(16.3)	(25.3)	(30.0)
Other	(14.4)	(9.6)	(27.4)	(23.4)
	(107.9)	(174.8)	(211.3)	(260.3)

Current period catastrophe losses for the three and six months ended June 30, 2017 and 2016 were comprised as follows:

	Second quarter						First six months
	2017			2016			2017			2016
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Fort McMurray wildfires	—	—		62.6	3.2		—	—		62.6	1.7
Other	45.4	2.1		95.4	5.0		84.4	2.1		126.6	3.4
	45.4	2.1	points	158.0	8.2	points	84.4	2.1	points	189.2	5.1	points

(1)	Net of reinstatement premiums.

The commission expense ratio increased from 17.1% and 17.5% in the second quarter and first six months of 2016 to 18.3% and 18.8% in the second quarter and first six months of 2017, primarily reflecting the impacts of non-recurring acquisition accounting adjustments at Brit which reduced net premiums earned and commission expense in the corresponding periods in 2016.

The underwriting expense ratio increased from 16.1% and 16.9% in the second quarter and first six months of 2016 to 16.7% and 17.1% in the second quarter and first six months of 2017, primarily reflecting increased underwriting expenses at Crum and Foster, Fairfax Asia and Zenith National as described in the following paragraph.

Underwriting expenses in the second quarter and first six months of 2017 increased by 10.5% and 8.1% (excluding underwriting expenses of Bryte Insurance of $7.9 and $22.6 in the second quarter and first six months of 2017), primarily reflecting increases at Crum & Forster (primarily higher personnel costs associated with acquisitions and new business initiatives), Brit (commensurate with increased net premiums earned) Fairfax Asia (primarily the consolidation of the underwriting expenses of AMAG and Fairfirst Insurance) and Zenith National (primarily reflecting flat net premiums earned and higher underwriting expenses, primarily attributable to ongoing investment in personnel).

Operating expenses increased from $379.1 and $767.5 in the second quarter and first six months of 2016 to $428.2 and $855.6 in the second quarter and first six months of 2017 primarily as a result of increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraph (including the year-over-year impact of the consolidation of the operating expenses of Bryte Insurance) and increased Fairfax and subsidiary holding companies' corporate overhead.
The increase in other expenses from $465.0 and $867.0 in the second quarter and first six months of 2016 to $708.6 and $1,291.9 in the second quarter and first six months of 2017 principally reflected increased expenses at Cara (primarily related to the acquisitions of St-Hubert on September 2, 2016 and Original Joe's on November 28, 2016), Fairfax India (primarily reflecting the consolidation of Privi Organics and increased business volume at NCML), Thomas Cook India (principally related to Quess) and the impact of the consolidation of Golf Town (acquired on October 31, 2016) and Mosaic Capital (consolidated on January 26, 2017).
The company reported net earnings attributable to shareholders of Fairfax of $311.6 (net earnings of $13.04 per basic share and $12.67 per diluted share) in the second quarter of 2017 compared to net earnings attributable to shareholders of Fairfax of $238.7 (net earnings of $9.81 per basic share and $9.58 per diluted share) in the second quarter of 2016. The company reported net earnings attributable to shareholders of Fairfax of $394.2 (net earnings of $16.14 per basic share and $15.70 per diluted share) in the first six months of 2017 compared to net earnings attributable to shareholders of Fairfax of $187.7 (net earnings of $7.24 per basic share and $7.07 per diluted share) in the first six months of 2016. The year-over-year increase in profitability in the second quarter of 2017 primarily reflected increased underwriting profit, lower provision for income taxes and lower net earnings attributable to non-controlling interests, partially offset by lower interest and dividends, an increase in Runoff's operating loss and lower net gains on investments. The year-over-year increase in profitability in the first six months of 2017 primarily reflected higher net gains on investments, lower net earnings attributable to non-controlling interests and lower provision for income taxes, partially offset by an increase in Runoff's operating loss and higher interest expense.

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the three and six months ended June 30, 2017 and 2016. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Quarter ended June 30, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	322.7	769.5	549.2	172.7	583.2	169.0	239.3	2,805.6	10.0	—	—	(44.0)	2,771.6
Net premiums written	299.4	660.6	475.2	170.1	374.4	86.1	138.2	2,204.0	9.9	—	—	—	2,213.9
Net premiums earned	241.0	586.8	463.4	199.4	402.5	84.9	142.3	2,120.3	14.2	—	—	—	2,134.5
Underwriting profit (loss)	0.8	55.6	3.6	21.0	11.9	11.9	3.6	108.4	(47.0)	—	—	—	61.4
Interest and dividends	12.4	30.1	6.6	5.8	5.7	6.6	5.8	73.0	5.9	(65.8)	(4.4)	98.7	107.4
Share of profit (loss) of associates	(1.0)	(3.3)	0.3	(4.6)	(3.4)	15.2	(0.2)	3.0	1.2	4.2	41.2	—	49.6
Operating income (loss)	12.2	82.4	10.5	22.2	14.2	33.7	9.2	184.4	(39.9)	(61.6)	36.8	98.7	218.4
Net gains (losses) on investments	29.7	28.4	(27.4)	15.2	36.5	17.0	24.5	123.9	46.1	16.2	18.9	—	205.1
Other reporting segment	—	—	—	—	—	—	—	—	—	53.0	—	—	53.0
Interest expense	—	(0.8)	(0.5)	(0.9)	(3.1)	—	(1.2)	(6.5)	—	(10.6)	(51.9)	—	(69.0)
Corporate overhead and other	(2.0)	(7.7)	(4.8)	(2.1)	(2.3)	(3.0)	(2.4)	(24.3)	—	—	72.0	(98.7)	(51.0)
Pre-tax income (loss)	39.9	102.3	(22.2)	34.4	45.3	47.7	30.1	277.5	6.2	(3.0)	75.8	—	356.5
Income taxes													(43.9)
Net earnings													312.6

Attributable to:
Shareholders of Fairfax													311.6
Non-controlling interests													1.0
													312.6

Quarter ended June 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	303.9	744.6	518.3	166.3	520.1	178.3	150.6	2,582.1	72.3	—	—	(34.2)	2,620.2
Net premiums written	282.2	631.1	449.6	163.4	352.3	86.8	102.1	2,067.5	70.7	—	—	—	2,138.2
Net premiums earned	226.9	534.4	434.1	197.1	348.9	78.7	110.9	1,931.0	70.7	—	—	—	2,001.7
Underwriting profit (loss)	—	29.7	6.1	31.8	0.4	13.2	1.1	82.3	(19.8)	—	—	—	62.5
Interest and dividends	15.5	47.9	21.2	9.1	16.4	6.2	5.6	121.9	15.3	3.4	0.2	20.4	161.2
Share of profit (loss) of associates	3.2	7.0	(3.0)	(3.8)	(1.9)	3.7	(0.1)	5.1	3.4	3.8	2.9	—	15.2
Operating income (loss)	18.7	84.6	24.3	37.1	14.9	23.1	6.6	209.3	(1.1)	7.2	3.1	20.4	238.9
Net gains (losses) on investments	24.0	41.5	109.4	(12.3)	88.4	(3.9)	19.7	266.8	14.8	5.3	(57.7)	—	229.2
Other reporting segment	—	—	—	—	—	—	—	—	—	34.7	—	—	34.7
Interest expense	—	(0.6)	(0.4)	(0.9)	(4.0)	—	(0.8)	(6.7)	—	(5.4)	(47.6)	—	(59.7)
Corporate overhead and other	(1.7)	(6.4)	(5.2)	(2.0)	(2.3)	—	(0.1)	(17.7)	—	—	(1.0)	(20.4)	(39.1)
Pre-tax income (loss)	41.0	119.1	128.1	21.9	97.0	19.2	25.4	451.7	13.7	41.8	(103.2)	—	404.0
Income taxes													(110.5)
Net earnings													293.5

Attributable to:
Shareholders of Fairfax													238.7
Non-controlling interests													54.8
													293.5

Six months ended June 30, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	557.5	1,361.0	1,068.6	508.0	1,092.5	348.6	518.2	5,454.4	12.3	—	—	(85.9)	5,380.8
Net premiums written	513.3	1,215.8	926.3	501.9	768.8	186.2	364.4	4,476.7	12.2	—	—	—	4,488.9
Net premiums earned	476.8	1,085.7	908.7	387.6	743.9	161.2	337.5	4,101.4	18.0	—	—	—	4,119.4
Underwriting profit (loss)	3.4	103.7	5.9	58.3	23.0	16.8	4.5	215.6	(97.4)	—	—	—	118.2
Interest and dividends	25.1	69.5	17.7	11.7	13.6	12.8	16.4	166.8	16.6	(108.6)	(0.2)	160.9	235.5
Share of profit (loss) of associates	0.5	0.1	(2.6)	(5.5)	1.2	15.6	1.4	10.7	1.1	10.8	54.1	—	76.7
Operating income (loss)	29.0	173.3	21.0	64.5	37.8	45.2	22.3	393.1	(79.7)	(97.8)	53.9	160.9	430.4
Net gains (losses) on investments	46.6	68.9	(70.5)	17.8	56.9	20.5	27.4	167.6	61.9	(3.4)	(39.4)	—	186.7
Other reporting segment	—	—	—	—	—	—	—	—	—	88.2	—	—	88.2
Interest expense	—	(1.6)	(0.9)	(1.7)	(6.0)	—	(2.3)	(12.5)	—	(22.1)	(105.0)	—	(139.6)
Corporate overhead and other	(4.2)	(14.2)	(9.8)	(4.1)	(4.6)	(3.7)	(4.4)	(45.0)	—	—	96.9	(160.9)	(109.0)
Pre-tax income (loss)	71.4	226.4	(60.2)	76.5	84.1	62.0	43.0	503.2	(17.8)	(35.1)	6.4	—	456.7
Income taxes													(68.8)
Net earnings													387.9

Attributable to:
Shareholders of Fairfax													394.2
Non-controlling interests													(6.3)
													387.9

Six months ended June 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	502.8	1,284.2	1,010.0	497.8	1,030.6	344.7	302.4	4,972.5	72.5	—	—	(80.8)	4,964.2
Net premiums written	463.2	1,114.6	890.4	491.0	757.6	151.8	229.0	4,097.6	70.9	—	—	—	4,168.5
Net premiums earned	436.1	995.8	856.4	384.4	691.5	129.1	213.9	3,707.2	70.9	—	—	—	3,778.1
Underwriting profit (loss)	2.9	74.4	16.1	62.9	14.1	25.0	8.6	204.0	(42.7)	—	—	—	161.3
Interest and dividends	26.9	90.3	40.3	16.8	32.2	12.7	14.9	234.1	30.0	10.7	(1.7)	40.9	314.0
Share of profit (loss) of associates	3.4	14.9	(4.4)	(6.9)	(1.6)	11.9	0.6	17.9	(3.4)	3.8	6.8	—	25.1
Operating income (loss)	33.2	179.6	52.0	72.8	44.7	49.6	24.1	456.0	(16.1)	14.5	5.1	40.9	500.4
Net gains (losses) on investments	(66.0)	30.7	146.3	(42.6)	177.5	(23.1)	(7.6)	215.2	(21.0)	4.3	(128.9)	—	69.6
Other reporting segment	—	—	—	—	—	—	—	—	—	39.7	—	—	39.7
Interest expense	—	(1.3)	(0.8)	(1.7)	(7.8)	—	(1.9)	(13.5)	—	(10.4)	(91.0)	—	(114.9)
Corporate overhead and other	(3.3)	(13.6)	(9.8)	(4.1)	(4.6)	—	(0.1)	(35.5)	—	—	(10.3)	(40.9)	(86.7)
Pre-tax income (loss)	(36.1)	195.4	187.7	24.4	209.8	26.5	14.5	622.2	(37.1)	48.1	(225.1)	—	408.1
Income taxes													(131.3)
Net earnings													276.8

Attributable to:
Shareholders of Fairfax													187.7
Non-controlling interests													89.1
													276.8

Net gains (losses) on investments for the three and six months ended June 30, 2017 and 2016 for each of the insurance and reinsurance operations, runoff operations and Other reporting segment, as well as Corporate and Other, were comprised as shown in the following tables:

Quarter ended June 30, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Long equity exposures	17.3	80.8	42.5	13.4	35.2	12.9	27.0	229.1	51.3	10.7	32.1	323.2
Short equity exposures	12.5	(32.3)	(59.3)	—	—	—	(6.9)	(86.0)	1.2	—	(1.8)	(86.6)
Bonds	4.2	1.6	35.2	1.5	1.2	4.1	2.4	50.2	8.8	6.1	(0.2)	64.9
U.S. treasury bond forwards	(0.5)	(13.1)	(46.8)	(4.0)	(0.8)	—	(0.8)	(66.0)	(11.3)	—	(0.6)	(77.9)
CPI-linked derivatives	(2.0)	(7.4)	(1.6)	(0.6)	(3.3)	—	2.5	(12.4)	(0.9)	—	0.6	(12.7)
Foreign currency	(2.3)	(1.8)	2.3	4.5	4.0	(0.2)	0.3	6.8	(3.0)	(0.6)	(11.4)	(8.2)
Other	0.5	0.6	0.3	0.4	0.2	0.2	—	2.2	—	—	0.2	2.4
Net gains (losses) on investments	29.7	28.4	(27.4)	15.2	36.5	17.0	24.5	123.9	46.1	16.2	18.9	205.1

Quarter ended June 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Long equity exposures	1.2	(56.1)	(5.3)	(38.8)	(25.8)	(6.1)	(11.2)	(142.1)	(45.4)	(1.8)	(19.0)	(208.3)
Equity hedges	(29.8)	(77.8)	(13.4)	(21.5)	(3.4)	—	(10.9)	(156.8)	(22.8)	—	(25.3)	(204.9)
Bonds	60.2	166.5	132.1	49.4	111.9	1.6	31.8	553.5	82.5	3.6	0.3	639.9
CPI-linked derivatives	(3.0)	(2.0)	(2.4)	0.3	(3.1)	—	10.8	0.6	(3.0)	—	0.3	(2.1)
Foreign currency	(4.3)	14.8	(1.8)	(1.8)	6.9	0.7	(0.9)	13.6	3.7	3.5	(6.0)	14.8
Other	(0.3)	(3.9)	0.2	0.1	1.9	(0.1)	0.1	(2.0)	(0.2)	—	(8.0)	(10.2)
Net gains (losses) on investments	24.0	41.5	109.4	(12.3)	88.4	(3.9)	19.7	266.8	14.8	5.3	(57.7)	229.2

Six months ended June 30, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Long equity exposures	40.5	165.2	70.1	23.2	49.8	18.4	36.0	403.2	93.6	13.3	35.2	545.3
Short equity exposures	0.2	(65.7)	(117.1)	—	—	—	(12.3)	(194.9)	(14.0)	—	(60.8)	(269.7)
Bonds	1.9	(8.1)	36.0	(3.6)	3.7	8.1	8.3	46.3	1.6	1.0	(0.1)	48.8
U.S. treasury bond forwards	(1.9)	(21.1)	(62.8)	(5.6)	(0.9)	—	(2.0)	(94.3)	(16.9)	—	(1.0)	(112.2)
CPI-linked derivatives	(2.7)	(10.7)	(2.7)	(2.2)	(3.2)	—	(4.7)	(26.2)	(1.0)	—	(0.8)	(28.0)
Foreign currency	6.7	8.9	5.9	5.7	6.9	(6.3)	0.8	28.6	(1.3)	(17.7)	(8.8)	0.8
Other	1.9	0.4	0.1	0.3	0.6	0.3	1.3	4.9	(0.1)	—	(3.1)	1.7
Net gains (losses) on investments	46.6	68.9	(70.5)	17.8	56.9	20.5	27.4	167.6	61.9	(3.4)	(39.4)	186.7

Six months ended June 30, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Long equity exposures	(41.3)	(139.7)	(32.9)	(77.8)	(53.2)	(10.1)	(29.6)	(384.6)	(126.2)	6.2	(39.3)	(543.9)
Equity hedges	(61.5)	(95.9)	(16.2)	(29.1)	(8.2)	—	(14.8)	(225.7)	(39.9)	—	(47.7)	(313.3)
Bonds	95.1	271.2	208.3	73.0	219.4	0.8	45.5	913.3	153.8	2.8	2.7	1,072.6
CPI-linked derivatives	(6.8)	(20.1)	(6.2)	(3.8)	(6.3)	—	(1.9)	(45.1)	(3.9)	—	(7.7)	(56.7)
Foreign currency	(50.8)	23.5	(7.2)	(5.0)	24.2	(13.5)	(6.9)	(35.7)	(4.7)	(5.8)	(28.7)	(74.9)
Other	(0.7)	(8.3)	0.5	0.1	1.6	(0.3)	0.1	(7.0)	(0.1)	1.1	(8.2)	(14.2)
Net gains (losses) on investments	(66.0)	30.7	146.3	(42.6)	177.5	(23.1)	(7.6)	215.2	(21.0)	4.3	(128.9)	69.6

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other reporting segment for the three and six months ended June 30, 2017 and 2016.

Northbridge

	Cdn$		Cdn$
	Second quarter		First six months		Second quarter		First six months
	2017	2016	2017	2016	2017	2016	2017	2016
Underwriting profit	1.1	—	4.5	4.0	0.8	—	3.4	2.9

Loss & LAE - accident year	75.0%	81.2%	71.9%	72.5%	75.0%	81.2%	71.9%	72.5%
Commissions	17.2%	16.9%	17.0%	16.8%	17.2%	16.9%	17.0%	16.8%
Underwriting expenses	17.4%	18.7%	17.5%	18.6%	17.4%	18.7%	17.5%	18.6%
Combined ratio - accident year	109.6%	116.8%	106.4%	107.9%	109.6%	116.8%	106.4%	107.9%
Net favourable development	(9.9)%	(16.8)%	(7.1)%	(8.6)%	(9.9)%	(16.8)%	(7.1)%	(8.6)%
Combined ratio - calendar year	99.7%	100.0%	99.3%	99.3%	99.7%	100.0%	99.3%	99.3%

Gross premiums written	432.9	394.8	743.7	667.5	322.7	303.9	557.5	502.8
Net premiums written	401.6	366.8	684.7	615.0	299.4	282.2	513.3	463.2
Net premiums earned	324.0	292.1	636.1	578.9	241.0	226.9	476.8	436.1
Underwriting profit	1.1	—	4.5	4.0	0.8	—	3.4	2.9
Interest and dividends	16.6	20.1	33.4	35.7	12.4	15.5	25.1	26.9
Share of profit (loss) of associates	(1.2)	4.2	0.7	4.5	(1.0)	3.2	0.5	3.4
Operating income	16.5	24.3	38.6	44.2	12.2	18.7	29.0	33.2
The Canadian dollar weakened relative to the U.S. dollar (measured using average foreign exchange rates) by 0.5% in the first six months of 2017 compared to the first six months of 2016. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.
Northbridge reported underwriting profits of Cdn$1.1 and Cdn$4.5 ($0.8 and $3.4) and combined ratios of 99.7% and 99.3% in the second quarter and first six months of 2017, compared to underwriting profits of Cdn$nil and Cdn$4.0 ($nil and $2.9) and combined ratios of 100.0% and 99.3% in the second quarter and first six months of 2016. The modest increase in underwriting profit in the second quarter and first six months of 2017 principally reflected lower current period catastrophe losses and higher net premiums earned, partially offset by the impact of an increase in non-catastrophe loss experience related to the current accident year (particularly in commercial property and personal automobile lines) and lower net favourable prior year reserve development.
Net favourable prior year reserve development in the second quarter and first six months of 2017 of Cdn$31.8 and Cdn$45.3 ($23.8 and $34.0) (9.9 and 7.1 combined ratio points) principally reflected better than expected emergence on automobile and casualty lines of business related to accident years 2006 to 2014. Net favourable prior year reserve development in the second quarter and first six months of 2016 of Cdn$50.6 and Cdn$49.6 ($38.1 and $37.4) (16.8 and 8.6 combined ratio points) reflected better than expected emergence in respect of accident years 2013 and prior on casualty lines of business.
The underwriting results in the second quarter and first six months of 2017 included Cdn$5.9 ($4.4) and Cdn$6.4 ($4.8) (1.8 and 1.0 combined ratio points) of current period catastrophe losses. The underwriting results in the second quarter and first six months of 2016 included Cdn$27.8 ($21.0) and Cdn$27.9 ($21.0) (9.3 and 4.8 combined ratio points) of current period catastrophe losses, principally comprised of the impact of the Fort McMurray wildfires.
Northbridge's underwriting expense ratio decreased from 18.7% and 18.6% in the second quarter and first six months of 2016 to 17.4% and 17.5% in the second quarter and first six months of 2017 reflecting the impact of higher net premiums earned.
Gross premiums written increased 9.7% and 11.4% from Cdn$394.8 and Cdn$667.5 in the second quarter and first six months of 2016 to Cdn$432.9 and Cdn$743.7 in the second quarter and first six months of 2017, primarily reflecting increased renewal and new business writings, and modest price increases across the group. Net premiums written increased by 9.5% and 11.3% in the second quarter and first six months of 2017, consistent with the growth in gross premiums written. Net premiums earned increased by 10.9% and 9.9% in the second quarter and first six months of 2017, reflecting the growth in net premiums written during 2016 and 2017.
Interest and dividends decreased from Cdn$20.1 and Cdn$35.7 ($15.5 and $26.9) in the second quarter and first six months of 2016 to Cdn$16.6 and Cdn$33.4 ($12.4 and $25.1) in the second quarter and first six months of 2017, principally reflecting lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017), partially offset by lower total return swap expense.
Cash flow from operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) improved from cash used in operating activities of Cdn$2.9 ($2.2) in the first six months of 2016 to cash provided by operating activities of Cdn$27.7 ($20.8) in the first six months of 2017, primarily as a result of lower income taxes paid.

OdysseyRe(1)

	Second quarter		First six months
	2017	2016	2017	2016
Underwriting profit	55.6	29.7	103.7	74.4

Loss & LAE - accident year	66.5%	77.5%	64.7%	70.5%
Commissions	18.9%	19.2%	20.8%	20.8%
Underwriting expenses	10.4%	10.5%	11.1%	11.5%
Combined ratio - accident year	95.8%	107.2%	96.6%	102.8%
Net favourable development	(5.3)%	(12.8)%	(6.2)%	(10.3)%
Combined ratio - calendar year	90.5%	94.4%	90.4%	92.5%

Gross premiums written	769.5	744.6	1,361.0	1,284.2
Net premiums written	660.6	631.1	1,215.8	1,114.6
Net premiums earned	586.8	534.4	1,085.7	995.8
Underwriting profit	55.6	29.7	103.7	74.4
Interest and dividends	30.1	47.9	69.5	90.3
Share of profit (loss) of associates	(3.3)	7.0	0.1	14.9
Operating income	82.4	84.6	173.3	179.6

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

OdysseyRe reported underwriting profits of $55.6 and $103.7 and combined ratios of 90.5% and 90.4% in the second quarter and first six months of 2017 compared to underwriting profits of $29.7 and $74.4 and combined ratios of 94.4% and 92.5% in the second quarter and first six months of 2016. The increase in underwriting profit in the second quarter and first six months of 2017 principally resulted from lower current period catastrophe losses and lower current year extraordinary losses, partially offset by lower net favourable prior year reserve development and continued rate pressure.
Underwriting profits in the second quarter and first six months of 2017 included $24.6 and $53.9 (4.2 and 5.0 combined ratio points) of attritional current period catastrophe losses (net of reinstatement premiums). Underwriting profits in the second quarter and first six months of 2016 included $75.3 and $102.0 (14.1 and 10.2 combined ratio points) of current period catastrophe losses (net of reinstatement premiums) principally comprised of flooding in France, the Fort McMurray wildfires and other attritional losses. Underwriting profits in the second quarter and first six months of 2017 included $1.6 and $4.0 (0.3 and 0.4 of a combined ratio point) of current year extraordinary losses compared to $17.2 and $25.7 (3.2 and 2.6 combined ratio points) of current year extraordinary losses in the second quarter and first six months of 2016. Underwriting profits in the second quarters and first six months of 2017 and 2016 included $31.1 and $67.3 (5.3 and 6.2 combined ratio points) and $68.4 and $102.9 (12.8 and 10.3 combined ratio points) of net favourable prior year reserve development (principally related to property catastrophe loss reserves).
Gross premiums written and net premiums written increased by 3.3% and 4.7% in the second quarter of 2017, and increased by 6.0% and 9.1% in the first six months of 2017, principally reflecting increases in the U.S. Insurance division (automobile and liability lines), London Market division (liability insurance lines), North America division (accident and health and casualty reinsurance lines), and EuroAsia division (crop and automobile reinsurance lines), partially offset by decreases in the Latin America division. Net premiums earned in the second quarter and first six months of 2017 increased 9.8% and 9.0% consistent with the increases in net premiums written.
Interest and dividends decreased from $47.9 and $90.3 in the second quarter and first six months of 2016 to $30.1 and $69.5 in the second quarter and first six months of 2017 reflecting lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017).
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased from $21.7 in the first six months of 2016 to $92.9 in the first six months of 2017 reflecting increased net premiums collected in most divisions and lower income taxes paid.

Crum & Forster

	Second quarter		First six months
	2017	2016	2017	2016
Underwriting profit	3.6	6.1	5.9	16.1

Loss & LAE - accident year	64.4%	64.5%	64.6%	63.8%
Commissions	15.5%	15.4%	15.7%	15.5%
Underwriting expenses	19.3%	18.7%	19.4%	18.8%
Combined ratio - accident year	99.2%	98.6%	99.7%	98.1%
Net favourable development	—	—	(0.4)%	—
Combined ratio - calendar year	99.2%	98.6%	99.3%	98.1%

Gross premiums written	549.2	518.3	1,068.6	1,010.0
Net premiums written	475.2	449.6	926.3	890.4
Net premiums earned	463.4	434.1	908.7	856.4
Underwriting profit	3.6	6.1	5.9	16.1
Interest and dividends	6.6	21.2	17.7	40.3
Share of profit (loss) of associates	0.3	(3.0)	(2.6)	(4.4)
Operating income	10.5	24.3	21.0	52.0

On October 4, 2016 Crum & Forster acquired a 100% interest in Trinity Risk LLC ("Trinity") for consideration of $12.0. Trinity focuses on occupational accident insurance and produces approximately $26 of gross premiums written annually.
Crum & Forster reported underwriting profits of $3.6 and $5.9 and combined ratios of 99.2% and 99.3% in the second quarter and first six months of 2017 compared to underwriting profits of $6.1 and $16.1 and combined ratios of 98.6% and 98.1% in the second quarter and first six months of 2016. The decrease in underwriting profit in the second quarter and first six months of 2017 principally reflected the impact of a deterioration in non-catastrophe loss experience related to the current accident year (increased frequency of large losses) and increased commission and underwriting expenses, partially offset by lower current period catastrophe losses.
Crum & Forster's underwriting profit in the first six months of 2017 included $3.6 (0.4 of a combined ratio point) of net favourable prior year reserve development, principally related to net favourable emergence on excess and surplus lines loss reserves (wholesale, custom property and environmental casualty), partially offset by net unfavourable emergence on commercial transportation loss reserves. There was nominal net favourable prior year reserve development in the second quarter of 2017. There was no net prior year reserve development in the second quarter and first six months of 2016. Underwriting profits in the second quarters and first six months of 2017 and 2016 included $7.1 and $10.1 (1.5 and 1.1 combined ratio points) and $13.9 and $15.9 (3.2 and 1.9 combined ratio points) of current period catastrophe losses (net of reinstatement premiums).
Crum & Forster's underwriting expense ratio increased from 18.7% and 18.8% in the second quarter and first six months of 2016 to 19.3% and 19.4% in the second quarter and first six months of 2017 primarily reflecting increased compensation costs related to new underwriting initiatives.
Gross premiums written increased 6.0% and 5.8% in the second quarter and first six months of 2017, principally reflecting growth in accident and health and commercial transportation lines of business, partially offset by decreases in excess and surplus and marine lines of business. Net premiums written increased by 5.7% and 4.0% in the second quarter and first six months of 2017, consistent with the growth in gross premiums written. Net premiums earned increased by 6.7% and 6.1% in the second quarter and first six months of 2017 reflecting the growth in net premiums written during 2016 and 2017.
Interest and dividends decreased from $21.2 and $40.3 in the second quarter and first six months of 2016 to $6.6 and $17.7 in the second quarter and first six months of 2017 reflecting lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017) and increased total return swap expense. Share of profit (loss) of associates in the second quarter and first six months of 2017 and 2016 principally reflected Crum & Forster's share of losses of Resolute in 2017 and APR Energy in 2016.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) decreased from $135.5 in the first six months of 2016 to $11.7 in the first six months of 2017 primarily as a result of decreased cash flow from underwriting reflecting an increase in paid losses.

Zenith National (1)

	Second quarter		First six months
	2017	2016	2017	2016
Underwriting profit	21.0	31.8	58.3	62.9

Loss & LAE - accident year	59.3%	59.8%	59.4%	59.7%
Commissions	10.4%	10.2%	10.4%	10.1%
Underwriting expenses	25.8%	24.2%	27.0%	25.4%
Combined ratio - accident year	95.5%	94.2%	96.8%	95.2%
Net favourable development	(6.0)%	(10.3)%	(11.8)%	(11.6)%
Combined ratio - calendar year	89.5%	83.9%	85.0%	83.6%

Gross premiums written	172.7	166.3	508.0	497.8
Net premiums written	170.1	163.4	501.9	491.0
Net premiums earned	199.4	197.1	387.6	384.4
Underwriting profit	21.0	31.8	58.3	62.9
Interest and dividends	5.8	9.1	11.7	16.8
Share of loss of associates	(4.6)	(3.8)	(5.5)	(6.9)
Operating income	22.2	37.1	64.5	72.8

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported underwriting profits of $21.0 and $58.3 and combined ratios of 89.5% and 85.0% in the second quarter and first six months of 2017 compared to underwriting profits of $31.8 and $62.9 and combined ratios of 83.9% and 83.6% in the second quarter and first six months of 2016. Net premiums earned in the second quarter and first six months of 2017 of $199.4 and $387.6 increased nominally from $197.1 and $384.4 in the second quarter and first six months of 2016 primarily as a result of an increase in exposure, partially offset by modest earned price decreases.
The increase in Zenith National’s combined ratios principally reflected lower net favourable prior year reserve development of $11.9 (6.0 combined ratio points) in the second quarter of 2017 compared to $20.2 (10.3 combined ratio points) in the second quarter of 2016 and higher expense ratios in the second quarter and first six months of 2017. Net favourable prior year reserve development in the second quarter and first six months of 2017 reflected net favourable emergence principally related to accident years 2013 through 2016. The estimated accident year loss and LAE ratio in the second quarter and first six months of 2017 was comparable to the estimated accident year loss and LAE ratio in the second quarter and first six months of 2016 and reflected favourable loss development trends for accident year 2016 emerging in 2017, partially offset by modest earned price decreases and estimated loss trends for accident year 2017. The increase in the underwriting expense ratio from 24.2% and 25.4% in the second quarter and first six months of 2016 to 25.8% and 27.0% in the second quarter and first six months of 2017, reflected flat net premiums earned and higher underwriting expenses, primarily attributable to ongoing investment in personnel.
Interest and dividends decreased from $9.1 and $16.8 in the second quarter and first six months of 2016 to $5.8 and $11.7 in the second quarter and first six months of 2017 reflecting lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017). Share of loss of associates in the second quarter and first six months of 2017 and 2016 principally reflected Zenith National's share of losses of Resolute in 2017 and APR Energy in 2016.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) decreased from $38.7 in the first six months of 2016 to $30.5 in the first six months of 2017 primarily as a result of higher net paid losses and expenses partially offset by higher net premiums collected and lower taxes paid.

Brit (1)

	Second quarter		First six months
	2017	2016	2017	2016
Underwriting profit	11.9	0.4	23.0	14.1

Loss & LAE - accident year	57.8%	69.8%	55.2%	64.3%
Commissions	26.5%	22.1%	27.3%	21.5%
Underwriting expenses	14.7%	14.4%	15.5%	15.4%
Combined ratio - accident year	99.0%	106.3%	98.0%	101.2%
Net favourable development	(2.0)%	(6.4)%	(1.1)%	(3.2)%
Combined ratio - calendar year	97.0%	99.9%	96.9%	98.0%

Gross premiums written	583.2	520.1	1,092.5	1,030.6
Net premiums written	374.4	352.3	768.8	757.6
Net premiums earned	402.5	348.9	743.9	691.5
Underwriting profit	11.9	0.4	23.0	14.1
Interest and dividends	5.7	16.4	13.6	32.2
Share of profit (loss) of associates	(3.4)	(1.9)	1.2	(1.6)
Operating income	14.2	14.9	37.8	44.7

(1)	These results differ from those published by Brit primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Brit on June 5, 2015.

On August 3, 2016 the company acquired an additional 2.4% ownership interest in Brit from Ontario Municipal Employees Retirement System ("OMERS") for cash consideration of $57.8. On March 3, 2017 Brit paid a dividend of $45.8 to OMERS.
Brit reported underwriting profits of $11.9 and $23.0 and combined ratios of 97.0% and 96.9% in the second quarter and first six months of 2017 compared to underwriting profits of $0.4 and $14.1 and combined ratios of 99.9% and 98.0% in the second quarter and first six months of 2016. The increase in underwriting profit in the second quarter and first six months of 2017 principally reflected a decrease in current period catastrophe losses, partially offset by lower net favourable prior year reserve development and an increase in commission expense (described below).
Net favourable prior year reserve development of $7.9 (2.0 and 1.1 combined ratio points) in the second quarter and first six months of 2017 primarily reflected better than expected emergence on casualty and property reinsurance and energy lines of business, partially offset by net reserve strengthening of $13.1 resulting from a change in the Ogden discount rate that was effective from March 2017. The Ogden discount rate is set and revised periodically by the U.K. government and is used by the U.K. courts in the assessment of lump sum awards for personal injury claimants. Net favourable prior year reserve development of $22.2 (6.4 and 3.2 combined ratio points) in the second quarter and first six months of 2016 primarily reflected better than expected emergence on casualty and property reinsurance lines of business. There were no current period catastrophe losses in the second quarter and first six months of 2017 compared to $32.4 and $34.9 (9.3 and 5.0 combined ratio points) of current period catastrophe losses in the second quarter and first six months of 2016 principally related to the Fort McMurray wildfires.
Brit's commission expense ratio increased from 22.1% and 21.5% in the second quarter and first six months of 2016 to 26.5% and 27.3% in the second quarter and first six months of 2017 primarily reflecting the impacts of non-recurring acquisition accounting adjustments which reduced net premiums earned and commission expense in the corresponding periods in 2016, partially offset by changes in the mix of business written, reinsurance purchased and higher net premiums earned in the corresponding periods in 2017.
Gross premiums written increased by 12.1% and 6.0% in the second quarter and first six months of 2017. This growth principally reflected increased contribution from initiatives launched in recent years and measured growth in core lines of business, partially offset by reductions in other lines of business through active portfolio management, modest price decreases in certain lines of business and the unfavourable impact of foreign currency translation. Net premiums written increased by 6.3% and 1.5% in the second quarter and first six months of 2017 reflecting the same factors that affected gross premiums written and also included the impact of additional reinsurance purchased. Net premiums earned increased by 15.4% and 7.6% in the second quarter and first six months of 2017 primarily due to the impact on net premiums earned of acquisition accounting adjustments described in the preceding paragraph.
Interest and dividends decreased from $16.4 and $32.2 in the second quarter and first six months of 2016 to $5.7 and $13.6 in the second quarter and first six months of 2017 reflecting lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017).
Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased from $23.9 in the first six months of 2016 to $95.7 in the first six months of 2017 primarily as a result of decreased cash flow from underwriting.

Fairfax Asia

	Second quarter		First six months
	2017	2016	2017	2016
Underwriting profit	11.9	13.2	16.8	25.0

Loss & LAE - accident year	83.8%	83.9%	81.0%	82.9%
Commissions	1.2%	1.2%	2.6%	0.3%
Underwriting expenses	22.8%	18.8%	21.7%	20.7%
Combined ratio - accident year	107.8%	103.9%	105.3%	103.9%
Net favourable development	(21.9)%	(20.6)%	(15.7)%	(23.2)%
Combined ratio - calendar year	85.9%	83.3%	89.6%	80.7%

Gross premiums written	169.0	178.3	348.6	344.7
Net premiums written	86.1	86.8	186.2	151.8
Net premiums earned	84.9	78.7	161.2	129.1
Underwriting profit	11.9	13.2	16.8	25.0
Interest and dividends	6.6	6.2	12.8	12.7
Share of profit of associates	15.2	3.7	15.6	11.9
Operating income	33.7	23.1	45.2	49.6
On July 6, 2017 the company decreased its ownership interest in ICICI Lombard General Insurance Company Limited ("ICICI Lombard") by selling a 12.2% equity interest to certain private equity investors for net proceeds of $381.9 and realized a net gain on investment of $233.4. This transaction values ICICI Lombard at approximately $3.1 billion which implies Fairfax's remaining 22.0% equity interest has a fair value of approximately $688. On July 14, 2017, ICICI Lombard announced an initial public offering pursuant to which Fairfax expects to reduce its equity interest in ICICI Lombard to approximately 10%, thereby permitting Fairfax to assume a significant interest in Go Digit General Insurance Limited, a recently established general insurance company in India under the leadership of Kamesh Goyal. The company expects to use the proceeds of the additional sale to pay down the Allied World bridge financing facility as described in note 10 to the interim consolidated financial statements for the three and six months ended June 30, 2017.
On October 10, 2016 the company acquired an 80.0% interest in AMAG from PT Bank Pan Indonesia Tbk. ("Panin Bank") for $178.9 (2.322 trillion Indonesian rupiah). AMAG is a general insurer in Indonesia with gross written premiums of approximately $70 during 2016 that distributes its insurance products through a long-term bancassurance partnership with Panin Bank. On December 31, 2016 Fairfax Indonesia was merged into AMAG.
On October 3, 2016 Union Assurance acquired a 100% ownership interest in Asian Alliance General Insurance Limited (subsequently renamed Fairfirst Insurance Limited) for $10.2 (1,488.9 million Sri Lankan rupees). Fairfirst Insurance is a general insurer in Sri Lanka with gross written premiums of approximately $16 during 2016. On February 28, 2017 Union Assurance was merged into Fairfirst Insurance.
On March 31, 2016 the company increased its ownership interest in ICICI Lombard to 34.6% by acquiring an additional 9.0% equity interest in ICICI Lombard from ICICI Bank for $234.1 (15.5 billion Indian rupees).
Fairfax Asia reported underwriting profits of $11.9 and $16.8 and combined ratios of 85.9% and 89.6% in the second quarter and first six months of 2017 compared to underwriting profits of $13.2 and $25.0 and combined ratios of 83.3% and 80.7% in the second quarter and first six months of 2016. The entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	Second quarter		First six months
	2017	2016	2017	2016
First Capital	58.7%	65.5%	64.7%	62.5%
Falcon	97.4%	94.4%	102.2%	94.9%
Pacific Insurance	96.0%	81.2%	97.7%	76.6%	(1)
AMAG	96.1%	92.9%	96.5%	95.8%
Fairfirst Insurance	102.7%	101.9%	101.0%	99.8%

(1)
Excludes the impact of an intercompany loss portfolio transfer in the first quarter of 2016 of commercial automobile loss reserves ($15.6) and the related premiums ceded to reinsurers ($15.6) (the "2016 LPT"). Underwriting profit remained unchanged.

Fairfax Asia's underwriting profits in the second quarter and first six months of 2017 included $18.6 and $25.3 (21.9 and 15.7 combined ratios points) of net favourable prior year reserve development, primarily related to marine, health, commercial automobile and property loss reserves. Fairfax Asia's underwriting profits in the second quarter and first six months of 2016 included $16.3 and $30.0 (20.6 and 23.2 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile, marine, property and health loss reserves.

Fairfax Asia's commission expense ratio increased from 0.3% in the first six months of 2016 to 2.6% in the first six months of 2017, primarily reflecting lower commissions earned on reinsurance ceded by First Capital and the consolidation of the higher commission expense ratios of recent acquisitions AMAG and Fairfirst Insurance. Fairfax Asia's underwriting expense ratios increased from 18.8% and 20.7% in the second quarter and first six months of 2016 to 22.8% and 21.7% in the second quarter and first six months of 2017, primarily as a result of increased compensation and occupancy costs at First Capital and the consolidation of the higher underwriting expense ratio of AMAG.
The consolidation of AMAG, Fairfirst Insurance and the 2016 LPT affected gross premiums written, net premiums written and net premiums earned as set out in the following table:

	Second quarter
	2017			2016
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia - as reported	169.0	86.1	84.9	178.3	86.8	78.7
Fairfirst Insurance	(2.9)	(2.8)	(2.8)	—	—	—
AMAG	(11.5)	(11.5)	(13.4)	—	—	—
Fairfax Asia - as adjusted	154.6	71.8	68.7	178.3	86.8	78.7
Percentage change (year-over-year)	(13.3)%	(17.3)%	(12.7)%

	First six months
	2017			2016
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia - as reported	348.6	186.2	161.2	344.7	151.8	129.1
Fairfirst Insurance	(6.8)	(6.5)	(6.4)	—	—	—
AMAG	(30.3)	(25.7)	(24.0)	—	—	—
Pacific Insurance - 2016 LPT	—	—	—	—	15.6	15.6
Fairfax Asia - as adjusted	311.5	154.0	130.8	344.7	167.4	144.7
Percentage change (year-over-year)	(9.6)%	(8.0)%	(9.6)%

Gross premiums written decreased by 13.3% in the second quarter of 2017, principally reflecting decreased writings at First Capital (primarily in the marine, commercial property and health lines of business). Net premiums written decreased by 17.3% in the second quarter of 2017 reflecting the same factors which affected gross premiums written and lower premium retention (primarily at First Capital). Gross premiums written decreased by 9.6% in the first six months of 2017, principally reflecting decreased writings at First Capital (primarily in the marine, commercial property and commercial automobile lines of business). Net premiums written decreased by 8.0% in the first six months of 2017 reflecting the same factors which affected gross premiums written and higher premium retention (primarily at First Capital). Net premiums earned decreased by 12.7% and 9.6% in the second quarter and first six months of 2017, principally reflecting the normal lag of net premiums earned relative to net premiums written.
Share of profit of associates increased from $3.7 and $11.9 in the second quarter and first six months of 2016 to $15.2 and $15.6 in the second quarter and first six months of 2017 primarily as a result of increased share of profit of ICICI Lombard.

Insurance and Reinsurance - Other

	Second quarter
	2017
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Bryte Insurance	Inter-company	Total
Underwriting profit (loss)	8.7	0.1	—	0.1	(3.0)	(2.3)	—	3.6

Loss & LAE - accident year	69.2%	63.5%	54.2%	52.7%	57.5%	57.1%	—	60.9%
Commissions	23.2%	23.3%	22.1%	11.0%	25.0%	36.5%	—	25.1%
Underwriting expenses	9.5%	21.5%	10.5%	32.5%	47.5%	25.9%	—	21.6%
Combined ratio - accident year	101.9%	108.3%	86.8%	96.2%	130.0%	119.5%	—	107.6%
Net (favourable) adverse development	(32.3)%	(8.4)%	13.3%	2.8%	(0.7)%	(11.9)%	—	(10.1)%
Combined ratio - calendar year	69.6%	99.9%	100.1%	99.0%	129.3%	107.6%	—	97.5%

Gross premiums written	37.0	55.4	16.6	33.0	18.3	81.1	(2.1)	239.3
Net premiums written	34.4	32.5	15.3	17.2	16.8	22.0	—	138.2
Net premiums earned	28.4	45.5	15.7	12.0	10.1	30.6	—	142.3
Underwriting profit (loss)	8.7	0.1	—	0.1	(3.0)	(2.3)	—	3.6
Interest and dividends	(0.6)	1.3	0.3	(0.2)	—	5.0	—	5.8
Share of profit (loss) of associates	(0.3)	—	0.1	—	—	—	—	(0.2)
Operating income (loss)	7.8	1.4	0.4	(0.1)	(3.0)	2.7	—	9.2

	Second quarter
	2016
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Bryte Insurance	Inter- company	Total
Underwriting profit (loss)	5.4	(2.4)	0.7	(0.2)	(2.4)	—	—	1.1

Loss & LAE - accident year	72.7%	65.4%	72.9%	63.4%	39.6%	—	—	67.8%
Commissions	23.9%	22.2%	17.5%	12.7%	31.4%	—	—	21.3%
Underwriting expenses	6.7%	22.4%	9.6%	28.1%	99.2%	—	—	18.5%
Combined ratio - accident year	103.3%	110.0%	100.0%	104.2%	170.2%	—	—	107.6%
Net favourable development	(18.8)%	(4.7)%	(4.0)%	(3.1)%	(1.0)%	—	—	(8.6)%
Combined ratio - calendar year	84.5%	105.3%	96.0%	101.1%	169.2	—	—	99.0%

Gross premiums written	39.6	60.1	17.7	30.3	5.2	—	(2.3)	150.6
Net premiums written	34.5	30.1	17.0	15.4	5.1	—	—	102.1
Net premiums earned	33.9	44.5	17.4	11.6	3.5	—	—	110.9
Underwriting profit (loss)	5.4	(2.4)	0.7	(0.2)	(2.4)	—	—	1.1
Interest and dividends	2.7	2.4	0.5	(0.1)	0.1	—	—	5.6
Share of loss of associates	—	(0.1)	—	—	—	—	—	(0.1)
Operating income (loss)	8.1	(0.1)	1.2	(0.3)	(2.3)	—	—	6.6

	First six months
	2017
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Bryte Insurance	Inter-company	Total
Underwriting profit (loss)	14.1	0.2	1.3	0.3	(5.5)	(5.9)	—	4.5

Loss & LAE - accident year	71.1%	63.3%	54.2%	60.4%	55.1%	69.0%	—	65.3%
Commissions	26.3%	23.4%	16.4%	9.5%	24.8%	22.0%	—	21.9%
Underwriting expenses	7.2%	20.8%	9.6%	32.8%	53.1%	20.3%	—	19.5%
Combined ratio - accident year	104.6%	107.5%	80.2%	102.7%	133.0%	111.3%	—	106.7%
Net (favourable) adverse development	(27.3)%	(7.7)%	15.4%	(3.8)%	0.4%	(6.0)%	—	(8.1)%
Combined ratio - calendar year	77.3%	99.8%	95.6%	98.9%	133.4%	105.3%	—	98.6%

Gross premiums written	70.0	130.1	39.0	67.6	35.3	185.9	(9.7)	518.2
Net premiums written	66.5	94.8	32.8	31.7	30.9	107.7	—	364.4
Net premiums earned	62.8	92.2	28.6	25.2	16.4	112.3	—	337.5
Underwriting profit (loss)	14.1	0.2	1.3	0.3	(5.5)	(5.9)	—	4.5
Interest and dividends	0.6	3.1	0.6	3.4	0.1	8.6	—	16.4
Share of profit of associates	1.2	0.1	0.1	—	—	—	—	1.4
Operating income (loss)	15.9	3.4	2.0	3.7	(5.4)	2.7	—	22.3

	First six months
	2016
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Bryte Insurance	Inter- company	Total
Underwriting profit (loss)	14.2	(2.2)	1.5	(0.8)	(4.1)	—	—	8.6

Loss & LAE - accident year	66.4%	66.1%	67.7%	70.2%	51.7%	—	—	66.5%
Commissions	26.8%	22.6%	15.1%	12.0%	28.9%	—	—	21.9%
Underwriting expenses	7.0%	21.4%	14.2%	28.7%	100.0%	—	—	18.5%
Combined ratio - accident year	100.2%	110.1%	97.0%	110.9%	180.6%	—	—	106.9%
Net favourable development	(20.7)%	(7.5)%	(1.9)%	(7.5)%	(6.9)%	—	—	(10.9)%
Combined ratio - calendar year	79.5%	102.6%	95.1%	103.4%	173.7%	—	—	96.0%

Gross premiums written	79.6	116.1	49.2	54.6	7.9	—	(5.0)	302.4
Net premiums written	71.7	79.5	43.8	27.0	7.0	—	—	229.0
Net premiums earned	68.9	86.0	30.9	22.5	5.6	—	—	213.9
Underwriting profit (loss)	14.2	(2.2)	1.5	(0.8)	(4.1)	—	—	8.6
Interest and dividends	6.0	5.4	0.9	2.4	0.2	—	—	14.9
Share of profit (loss) of associates	0.7	(0.1)	—	—	—	—	—	0.6
Operating income (loss)	20.9	3.1	2.4	1.6	(3.9)	—	—	24.1

On December 7, 2016 the company acquired a 100% interest in Zurich Insurance Company South Africa Limited (subsequently renamed Bryte Insurance Company Limited ("Bryte Insurance")) from Zurich Insurance Company Ltd. for $128.0 (1.8 billion South African rand). Bryte Insurance is a property and casualty insurer in South Africa and Botswana with gross written premiums of approximately $269 during 2016.

Colonnade includes the following: the business and renewal rights of the insurance operations acquired from QBE in Hungary, Czech Republic and Slovakia (effective from February 1, 2016, April 1, 2016 and May 2, 2016 respectively); the business and renewal rights of the insurance operations acquired from AIG in Hungary, Czech Republic and Slovakia (effective from April 30, 2017), Bulgaria (effective from May 31, 2017) and Poland (effective from June 30, 2017); and Colonnade Ukraine (acquired October 30, 2015). Colonnade, which expects to acquire the business and renewal rights of the insurance operations of AIG in Romania in the third quarter of 2017, remains in the start-up phase of its operations and accordingly, its expense ratio will be disproportionate to its net premiums earned for the foreseeable future.

The company acquired the insurance operations of AIG in Chile and Colombia on July 31, 2017, and continues to work through the legal, regulatory and operational requirements to complete the acquisitions of the insurance operations of AIG in Argentina, Uruguay and Venezuela.

The Insurance and Reinsurance – Other segment produced underwriting profits of $3.6 and $4.5 and combined ratios of 97.5% and 98.6% in the second quarter and first six months of 2017 compared to underwriting profits of $1.1 and $8.6 and combined ratios of 99.0% and 96.0% in the second quarter and first six months of 2016. The increase in underwriting profits in the second quarter of 2017 principally reflected increased underwriting profit at Group Re and Advent, partially offset by the consolidation of the underwriting losses of Bryte Insurance and Colonnade. The decrease in underwriting profit in the first six months of 2017 principally reflected the consolidation of the underwriting losses of Bryte Insurance and Colonnade, partially offset by improvements in underwriting profit at Advent and Fairfax Brasil.
The underwriting results in the second quarter and first six months of 2017 included net favourable prior year reserve development of $14.4 and $27.4 (10.1 and 8.1 combined ratio points), principally reflecting net favourable development at Group Re (primarily related to various intercompany reinsurance contracts mainly with Fairfax Asia and Advent) and Advent (primarily related to property and casualty reinsurance and terrorism insurance). The underwriting results in the second quarter and first six months of 2016 included net favourable prior year reserve development of $9.6 and $23.4 (8.6 and 10.9 combined ratio points), primarily reflecting net favourable development at Group Re (property and liability loss reserves) and Advent (property and casualty reinsurance loss reserves). The underwriting results in the second quarter and first six months of 2017 included $9.7 and $14.3 (6.8 and 4.3 combined ratio points) of current period catastrophe losses (net of reinstatement premiums), principally comprised of the impact of the Tennessee wildfires at Advent. The underwriting results in the second quarter and first six months of 2016 included $15.4 (13.9 and 7.2 combined ratio points) of current period catastrophe losses (net of reinstatement premiums) principally comprised of the impact of the Fort McMurray wildfires.
There were no significant changes to gross premiums written, net premiums written and net premiums earned in the second quarter and first six months of 2017 compared to the second quarter and first six months of 2016 other than the impact of the consolidation of Bryte Insurance and Colonnade.
Interest and dividends increased from $5.6 and $14.9 in the second quarter and first six months of 2016 to $5.8 and $16.4 in the second quarter and first six months of 2017 principally reflecting the consolidation of the interest and dividends of Bryte Insurance, partially offset by lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017).

Runoff

	Second quarter		First six months
	2017	2016	2017	2016
Gross premiums written	10.0	72.3	12.3	72.5
Net premiums written	9.9	70.7	12.2	70.9
Net premiums earned	14.2	70.7	18.0	70.9
Losses on claims	(38.8)	(61.6)	(60.9)	(59.1)
Operating expenses	(22.4)	(28.9)	(54.5)	(54.5)
Interest and dividends	5.9	15.3	16.6	30.0
Share of profit (loss) of associates	1.2	3.4	1.1	(3.4)
Operating loss	(39.9)	(1.1)	(79.7)	(16.1)

On April 1, 2016 US Runoff agreed to reinsure a portfolio of business comprised of construction defect exposures in various states in the western U.S. relating to accident years 2008 to 2013 (the ‘‘second quarter 2016 construction defect reinsurance transaction’’). US Runoff received a cash premium of $71.5 as consideration for the assumption of $70.5 of net loss reserves and paid a commission of $1.0 to a third party for facilitating the transaction.
Runoff reported operating losses of $39.9 and $79.7 in the second quarter and first six months of 2017 compared to operating losses of $1.1 and $16.1 in the second quarter and first six months of 2016. Losses on claims of $38.8 in the second quarter of 2017 principally reflected net adverse prior year reserve development of $34.8 at US Runoff related to asbestos (a portion of which was offset by net premiums earned of $10.1 recognized in connection with the settlement of a specific asbestos claim). Losses on claims of $60.9 in the first six months of 2017 also included net adverse prior year reserve development at US Runoff related to other health hazards loss reserves. Net premiums earned of $70.7 and $70.9, and losses on claims of $61.6 and $59.1 in the second quarter and first six months of 2016 principally reflected the impact of the second quarter 2016 construction defect reinsurance transaction. Losses on claims in the second quarter and first six months of 2016 also included net favourable development at European Runoff of $9.0 and $9.4 respectively.
Operating expenses decreased from $28.9 in the second quarter of 2016 to $22.4 in the second quarter of 2017, principally reflecting the release of a provision for uncollectible reinsurance at US Runoff and lower compensation expense.
Interest and dividends decreased from $15.3 and $30.0 in the second quarter and first six months of 2016 to $5.9 and $16.6 in the second quarter and first six months of 2017, primarily as a result of lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017), partially offset by lower total return swap expense.

Other

	Second quarter
	2017
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	341.0	80.0	251.6	89.0	761.6
Expenses	(320.5)	(76.7)	(229.7)	(81.7)	(708.6)
Pre-tax income before interest and other	20.5	3.3	21.9	7.3	53.0
Interest and dividends	1.8	(67.8)	—	0.2	(65.8)
Share of profit (loss) of associates	0.3	7.6	—	(3.7)	4.2
Net gains (losses) on investments	6.1	10.0	0.6	(0.5)	16.2
Pre-tax income (loss) before interest expense	28.7	(46.9)	22.5	3.3	7.6

	Second quarter
	2016
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	207.0	44.0	207.4	41.3	499.7
Expenses	(190.7)	(42.7)	(192.2)	(39.4)	(465.0)
Pre-tax income before interest and other	16.3	1.3	15.2	1.9	34.7
Interest and dividends	1.7	1.7	—	—	3.4
Share of profit of associates	—	3.8	—	—	3.8
Net gains (losses) on investments	(0.6)	4.7	1.2	—	5.3
Pre-tax income before interest expense	17.4	11.5	16.4	1.9	47.2

	First six months
	2017
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	644.7	122.6	473.3	136.9	1,377.5
Expenses	(603.1)	(116.2)	(446.4)	(123.6)	(1,289.3)
Pre-tax income before interest and other	41.6	6.4	26.9	13.3	88.2
Interest and dividends	3.7	(112.3)	—	—	(108.6)
Share of profit (loss) of associates	0.2	14.0	0.3	(3.7)	10.8
Net gains (losses) on investments	5.4	(8.4)	1.0	(1.4)	(3.4)
Pre-tax income (loss) before interest expense	50.9	(100.3)	28.2	8.2	(13.0)

	First six months
	2016
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	397.5	52.1	384.9	72.2	906.7
Expenses	(369.1)	(51.5)	(377.1)	(69.3)	(867.0)
Pre-tax income before interest and other	28.4	0.6	7.8	2.9	39.7
Interest and dividends	3.5	7.2	—	—	10.7
Share of profit of associates	—	3.8	—	—	3.8
Net gains on investments	1.5	2.4	0.4	—	4.3
Pre-tax income before interest expense	33.4	14.0	8.2	2.9	58.5

(1)
Comprised primarily of Cara and its subsidiaries St-Hubert (acquired on September 2, 2016) and Original Joe's (acquired on November 28, 2016), The Keg, Praktiker, William Ashley, Sporting Life and Golf Town (acquired on October 31, 2016).

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics) and Saurashtra Freight (acquired on February 14, 2017). These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)	Comprised primarily of Fairfax Africa (since its initial public offering on February 17, 2017), Mosaic Capital (consolidated on January 26, 2017), Pethealth and Boat Rocker.

Restaurants and retail
On November 28, 2016 Cara acquired an 89.2% interest in Original Joe's Franchise Group Inc. ("Original Joe's") for $83.8 (Cdn$112.5), comprised of cash consideration of $69.3 (Cdn$93.0) and contingent consideration valued at $14.5 (Cdn$19.5). Original Joe's is a Canadian multi-brand restaurant company based in the province of Alberta.
On October 31, 2016 the company acquired a 60.0% indirect interest in Golf Town Limited ("Golf Town") for $31.4 (Cdn$42.0). Golf Town is a Canadian specialty retailer of golf equipment, consumables, golf apparel and accessories.
On September 2, 2016 Cara acquired a 100% interest in Groupe St-Hubert Inc. ("St-Hubert") for $413.8 (Cdn$538.7), comprised of cash consideration of $372.4 (Cdn$484.8) and the issuance of $41.4 (Cdn$53.9) of Cara subordinate voting shares to St-Hubert shareholders. A portion of the cash consideration was financed through a private placement of 7,863,280 subordinate voting shares at a price of Cdn$29.25 for gross proceeds of $179.2 (Cdn$230.0), of which 3,418,804 shares were acquired by Fairfax and its subsidiaries to maintain Fairfax's equity interest and voting interest in Cara. St-Hubert is a Canadian full-service restaurant operator as well as a fully integrated food manufacturer in the province of Quebec.
Fairfax India
On March 14, 2017 Fairchem and Privi Organics completed their previously announced merger, with the merged entity continuing under the Fairchem name. Subsequent to the merger, Fairfax India became the dominant shareholder in Fairchem with a 48.7% interest.
On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight Private Limited ("Saurashtra") for cash consideration of $30.0 (2.0 billion Indian rupees). Saurashtra operates a container freight station at the Mundra Port in the Indian state of Gujarat.
On January 13, 2017 the company acquired 12,340,500 subordinate voting shares of Fairfax India for $145.0 in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 net of commissions and expenses. Combined with various open market purchases of Fairfax India subordinate voting shares, the company's multiple voting shares and subordinate voting shares represented 93.6% of the voting rights and 30.2% of the equity interest in Fairfax India at the close of the offerings.
On August 26, 2016 Fairfax India acquired a 50.8% interest in Privi Organics Limited ("Privi Organics") for $55.0 (3.7 billion Indian rupees) through the purchase of newly issued shares and shares acquired from existing shareholders. Privi Organics is a supplier of aroma chemicals to the fragrance industry.
On February 8, 2016 Fairfax India acquired a 44.7% interest in Adi Finechem Limited (subsequently renamed Fairchem Speciality Limited ("Fairchem")) for $19.4 (1.3 billion Indian rupees). Fairchem is a specialty chemical manufacturer in India of oleo chemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products. Fairfax India's investment in Fairchem was reported under the equity method of accounting until Fairchem's merger with Privi Organics on March 14, 2017.
Other
On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its 39.6% indirect interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $493.3 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity securities and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.
The year-over-year increases in the revenues and expenses of Restaurants and retail in the second quarter and first six months of 2017 primarily reflected the impact of the acquisitions by Cara of St-Hubert on September 2, 2016 and Original Joe's on November 28, 2016, and the acquisition of Golf Town on October 31, 2016. The year-over-year increases in the revenues and expenses of Fairfax India in the second quarter and first six months of 2017 primarily reflected the impact of the acquisition of Privi Organics on August 26, 2016 and the merger of Fairchem and Privi Organics on March 14, 2017. Fairfax India's interest and dividends in the first six months of 2017 reflected the accrual of an investment management performance fee of $108.5 payable to Fairfax for the period January 30, 2015 to December 31, 2017 as Fairfax India's common shareholders' equity at June 30, 2017 surpassed a specified hurdle for that period. The performance fee is an intercompany transaction that is eliminated on consolidation. The year-over-year increases in the revenues and expenses of Thomas Cook India in the second quarter and first six months of 2017 primarily reflected increased revenue and expenses at Quess driven by growth in its business. The year-over-year increases in the second quarter and first six months of 2017 of Other reflected the consolidation of Mosaic Capital and increases at Boat Rocker related to certain incremental acquisitions completed in 2016.

Investments
Interest and Dividends
Interest and dividend income decreased from $161.2 and $314.0 in the second quarter and first six months of 2016 to $107.4 and $235.5 in the second quarter and first six months of 2017, primarily reflecting lower interest income earned as a result of sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017, partially offset by increases in interest income earned on cash equivalents and short term investments, and dividend income received on common stocks. Total return swap expense decreased from $16.2 and $52.8 in the second quarter and first six months of 2016 to $15.3 and $27.9 in the second quarter and first six months of 2017, primarily reflecting the closure of the Russell 2000 short equity index total return swaps in the fourth quarter of 2016.
Share of profit of associates increased from $15.2 and $25.1 in the second quarter and first six months of 2016 to $49.6 and $76.7 in the second quarter and first six months of 2017 primarily reflecting the contribution from Eurolife (acquired August 4, 2016) and year-over-year increases related to APR Energy and IIFL Holdings, partially offset by the share of losses of Resolute and Peak Achievement.

Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and six months ended June 30, 2017 and 2016 were comprised as follows:

	Second quarter
	2017			2016
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks(1)	(31.1)	293.0	261.9	23.9	(193.0)	(169.1)
Preferred stocks - convertible	—	(1.5)	(1.5)	—	(6.8)	(6.8)
Bonds - convertible	—	94.9	94.9	—	(34.5)	(34.5)
Other equity derivatives(2)(3)	16.8	(48.9)	(32.1)	—	2.1	2.1
Long equity exposures	(14.3)	337.5	323.2	23.9	(232.2)	(208.3)
Equity hedges and short equity exposures(3)	—	(86.6)	(86.6)	(41.8)	(163.1)	(204.9)
Net equity exposures	(14.3)	250.9	236.6	(17.9)	(395.3)	(413.2)
Bonds	47.5	17.4	64.9	303.0	336.9	639.9
CPI-linked derivatives	—	(12.7)	(12.7)	—	(2.1)	(2.1)
U.S. treasury bond forwards	(89.6)	11.7	(77.9)	—	—	—
Other derivatives	—	—	—	(36.8)	23.5	(13.3)
Foreign currency	(28.5)	20.3	(8.2)	26.6	(11.8)	14.8
Other	1.5	0.9	2.4	(1.3)	4.4	3.1
Net gains (losses) on investments	(83.4)	288.5	205.1	273.6	(44.4)	229.2

Net gains (losses) on bonds is comprised as follows:
Government bonds	0.9	54.8	55.7	88.9	317.1	406.0
U.S. states and municipalities	44.6	(38.3)	6.3	209.3	(17.8)	191.5
Corporate and other	2.0	0.9	2.9	4.8	37.6	42.4
	47.5	17.4	64.9	303.0	336.9	639.9

	First six months
	2017			2016
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments
Common stocks(1)	45.3	370.6	415.9	(41.8)	(4)	(447.6)	(4)	(489.4)
Preferred stocks - convertible	—	(0.6)	(0.6)	—		(10.8)		(10.8)
Bonds - convertible	(0.3)	146.0	145.7	—		(58.0)		(58.0)
Other equity derivatives(2)(3)	16.8	(32.5)	(15.7)	—		14.3		14.3
Long equity exposures	61.8	483.5	545.3	(41.8)		(502.1)		(543.9)
Equity hedges and short equity exposures(3)	(102.3)	(167.4)	(269.7)	(10.0)		(303.3)		(313.3)
Net equity exposures	(40.5)	316.1	275.6	(51.8)		(805.4)		(857.2)
Bonds	373.9	(325.1)	48.8	314.2		758.4		1,072.6
CPI-linked derivatives	—	(28.0)	(28.0)	—		(56.7)		(56.7)
U.S. treasury bond forwards	(143.7)	31.5	(112.2)	—		—		—
Other derivatives	(8.0)	7.9	(0.1)	(52.6)		35.0		(17.6)
Foreign currency	(36.4)	37.2	0.8	(57.8)		(17.1)		(74.9)
Other	0.8	1.0	1.8	(12.8)		16.2		3.4
Net gains (losses) on investments	146.1	40.6	186.7	139.2		(69.6)		69.6

Net gains (losses) on bonds is comprised as follows:
Government bonds	11.6	41.3	52.9	91.2		656.1		747.3
U.S. states and municipalities	358.0	(384.8)	(26.8)	219.4		55.5		274.9
Corporate and other	4.3	18.4	22.7	3.6		46.8		50.4
	373.9	(325.1)	48.8	314.2		758.4		1,072.6

(1)
During the second quarter of 2017 the company increased its ownership interest and potential voting interest in Exco and commenced applying the equity method of accounting, resulting in unrealized losses of $121.6 on Exco being reclassified to realized losses with a net impact of nil in the consolidated statement of earnings. Refer to note 6 (Investments in Associates) to the interim consolidated financial statements for the three and six months ended June 30, 2017.

(2)	Other equity derivatives include long equity total return swaps, equity warrants and call options.

(3)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses). The company discontinued its economic equity hedging strategy during the fourth quarter of 2016 as described in notes 5, 7 and 24 in the company's annual consolidated financial statements for the year ended December 31, 2016.

(4)
During the first quarter of 2016 the company increased its indirect equity interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in unrealized losses of $68.1 on APR Energy being reclassified to realized losses with a net impact of nil on the consolidated statement of earnings.

Net equity exposures: Net gains on long equity exposures of $323.2 and $545.3 in the second quarter and first six months of 2017 were primarily comprised of net gains on common stocks ($261.9 and $415.9) and convertible bonds ($94.9 and $145.7). Net losses on short equity exposures of $86.6 and $269.7 in the second quarter and first six months of 2017 were primarily comprised of net losses on short equity total return swaps held for investment purposes. The company recorded net losses of $413.2 and $857.2 on its equity and equity-related holdings after equity hedges in the second quarter and first six months of 2016.
Within the company’s interim consolidated financial statements for the three and six months ended June 30, 2017, refer to note 7 (Short Sales and Derivatives) for details of the company's equity and equity index total return swaps, and to note 16 (Financial Risk Management, under the heading Market Price Fluctuations) for a tabular analysis summarizing the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position and results of operations.
Bonds: Net gains on bonds of $64.9 in the second quarter of 2017 was primarily comprised of net gains on U.S. treasury bonds ($34.6) and other government bonds ($22.1). Net gains on bonds of $48.8 in the first six months of 2017 was primarily comprised of net gains on U.S. treasury bonds ($43.5) and corporate and other bonds ($22.7), partially offset by net losses on U.S. state and municipal bonds ($26.8). The company recorded net gains on bonds of $639.9 and $1,072.6 in the second quarter and first six months of 2016.
CPI-linked derivatives: The company’s CPI-linked derivative contracts produced net unrealized losses of $12.7 and $28.0 in the second quarter and first six months of 2017 (net unrealized losses of $2.1 and $56.7 in the second quarter and first six months of 2016). A detailed analysis is provided in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three and six months ended June 30, 2017.

Interest Expense

Consolidated interest expense increased from $59.7 and $114.9 in the second quarter and first six months of 2016 to $69.0 and $139.6 in the second quarter and first six months of 2017, reflecting the issuance on December 16, 2016 of Cdn$450.0 principal amount of 4.70% unsecured senior notes due 2026, borrowings on the holding company's credit facility, and increased subsidiary borrowings (primarily at Cara to finance acquisitions made during 2016 and at NCML). The increase in the first six months of 2017 was also the result of the issuance on March 22, 2016 of Cdn$400.0 principal amount of 4.50% unsecured senior notes due 2023 and interest expense on Fairfax India's term loan (repaid on March 31, 2017).
Consolidated interest expense in the second quarter and first six months of 2017 of $69.0 and $139.6 (2016 - $59.7 and $114.9) was primarily attributable to interest expense at the holding company of $51.9 and $105.0 (2016 - $47.6 and $91.0). Interest expense by reporting segment is set out in the Sources of Net Earnings section of this MD&A.

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the interest and dividend income earned on holding company cash and investments.

	Second quarter		First six months
	2017	2016	2017	2016
Fairfax corporate overhead	26.7	21.4	61.4	51.2
Subsidiary holding companies' corporate overhead	10.4	4.4	17.0	9.0
Subsidiary holding companies' non-cash intangible asset amortization(1)	13.9	13.3	28.0	26.5
Holding company interest and dividends	4.4	(0.2)	0.2	1.7
Holding company share of profit of associates	(41.2)	(2.9)	(54.1)	(6.8)
Investment management and administration fees	(98.7)	(20.4)	(160.9)	(40.9)
Loss on repurchase of long term debt	—	—	2.6	—
	(84.5)	15.6	(105.8)	40.7

(1)	Non-cash amortization of intangible assets is principally comprised of customer and broker relationships.

Fairfax corporate overhead increased from $21.4 and $51.2 in the second quarter and first six months of 2016 to $26.7 and $61.4 in the second quarter and first six months of 2017, primarily reflecting increased employee compensation. The increase in the first six months of 2017 was also due to increased legal and consulting fees.
Subsidiary holding companies' corporate overhead increased from $4.4 and $9.0 in the second quarter and first six months of 2016 to $10.4 and $17.0 in the second quarter and first six months of 2017, primarily due to restructuring costs incurred at Bryte Insurance, fees incurred on the partial divestiture of ICICI Lombard, and increases in employee compensation and charitable donations.
Holding company interest and dividends included total return swap expense of $4.4 and $7.6 in the second quarter and first six months of 2017, compared to $4.9 and $10.2 in the second quarter and first six months of 2016. Excluding the impact of total return swap expense, holding company interest and dividends decreased from $5.1 and $8.5 in the second quarter and first six months of 2016 to nil and $7.4 in the second quarter and first six months of 2017, primarily reflecting decreased interest income on bonds. The decrease in the first six months of 2017 was partially offset by increased dividend income.
Holding company share of profit of associates increased from $2.9 and $6.8 in the second quarter and first six months of 2016 to $41.2 and $54.1 in the second quarter and first six months of 2017, primarily reflecting the share of profit of Eurolife (acquired August 4, 2016).
Investment management and administration fees increased from $20.4 and $40.9 in the second quarter and first six months of 2016 to $98.7 and $160.9 in the second quarter and first six months of 2017, primarily due to activity at Fairfax India (the accrual of an investment performance fee of $63.9 and $108.5 in the second quarter and first six months of 2017, and increased investment and advisory fees).
Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes

For details of the provision for income taxes in the second quarters and first six months of 2017 and 2016, refer to note 13 (Income Taxes) to the interim consolidated financial statements for the three and six months ended June 30, 2017.

Consolidated Balance Sheet Summary
Holding company cash and investments decreased to $976.3 ($950.8 net of $25.5 of holding company short sale and derivative obligations) at June 30, 2017 from $1,371.6 ($1,329.4 net of $42.2 of holding company short sale and derivative obligations) at December 31, 2016. Significant cash movements at the Fairfax holding company level during the second quarter and first six months of 2017 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.
Insurance contract receivables increased by $554.1 to $3,471.6 at June 30, 2017 from $2,917.5 at December 31, 2016 primarily reflecting the timing of the renewals of various insurance and reinsurance contracts.
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $27,928.4 ($27,779.6 net of subsidiary short sale and derivative obligations) at June 30, 2017 compared to an aggregate carrying value of $27,293.4 ($27,101.3 net of subsidiary short sale and derivative obligations) at December 31, 2016. The increase of $678.3 generally reflected the net proceeds received from Fairfax Africa's initial public offering and Fairfax India's secondary public offering, net unrealized appreciation of bonds and common stocks and the favourable impact of foreign currency translation (principally the strengthening of the Indian rupee, Canadian dollar and the euro relative to the U.S. dollar), partially offset by net losses on derivatives, in addition to specific factors which caused movements in portfolio investments as discussed in subsequent paragraphs.
Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $1,481.7 primarily reflecting net sales of long dated U.S. treasury bonds and U.S. state and municipal bonds, where a portion of the proceeds was retained in cash or invested in short term investments, and the net proceeds received from Fairfax Africa's initial public offering.
Bonds (including bonds pledged for short sale derivative obligations) decreased by $1,841.9 primarily reflecting net sales of long dated U.S. treasury bonds and U.S. state and municipal bonds (net proceeds of $152.8 and $1,958.3 respectively).
Common stocks decreased by $89.6 primarily reflecting the exchange of participatory notes for additional common shares of IIFL Holdings (an investment in associate) and net sales of certain common stock investments, partially offset by net unrealized appreciation.
Investments in associates increased by $963.8 primarily reflecting the acquisitions of Bangalore Airport (by Fairfax India), Farmers Edge and Astarta, the conversion of debentures to an equity interest in Peak Achievement and the additional interest in IIFL Holdings as described in the preceding paragraph.
Derivatives and other invested assets net of short sale and derivative obligations increased by $87.3 primarily due to an investment in U.S. real estate and decreased payables to counterparties to the company’s foreign exchange forward and U.S. treasury bond forward contracts.
Recoverable from reinsurers increased by $155.3 to $4,165.6 at June 30, 2017 from $4,010.3 at December 31, 2016, primarily reflecting an increase in recoverables at Brit, partially offset by decreases at Crum & Forster and Runoff.
Deferred income taxes increased by $2.9 to $735.5 at June 30, 2017 from $732.6 at December 31, 2016 primarily due to increased timing differences in the U.S. consolidated tax group, and the recognition of a previously unrecorded deferred tax asset at Cara.
Goodwill and intangible assets increased by $186.0 to $4,033.5 at June 30, 2017 from $3,847.5 at December 31, 2016 primarily as a result of the consolidation of Fairchem and Saurashtra Freight by Fairfax India, Destination Management Services of Kuoni Group by Thomas Cook India, Comtel Solutions Pte Limited by Quess and Mosaic Capital, inclusion of intangible assets related to the acquisition of AMAG and the impact of foreign currency translation (principally the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by amortization of intangible assets.
Other assets increased by $504.8 to $3,023.2 at June 30, 2017 from $2,518.4 at December 31, 2016 primarily as a result of increases in premises and equipment, inventory and receivables of the Other reporting segment and the consolidation of Fairchem and Saurashtra Freight by Fairfax India.

Provision for losses and loss adjustment expenses increased by $14.1 to $19,495.9 at June 30, 2017 from $19,481.8 at December 31, 2016 primarily as a result of the impact on loss reserves of the strengthening of the foreign currencies relative to the U.S. dollar (principally at OdysseyRe, Brit and Northbridge), partially offset by Runoff's continued progress settling its claim liabilities and prior year reserve releases (principally at OdysseyRe, Zenith, Northbridge, Fairfax Asia, Group Re, Brit, Advent and Bryte Insurance).
Non-controlling interests increased by $608.5 to $2,608.5 at June 30, 2017 from $2,000.0 at December 31, 2016 principally reflecting Fairfax India's secondary public offering in January 2017, Fairfax Africa's initial public offering in February 2017, the consolidation of Fairchem and Saurashtra Freight by Fairfax India and the impact of foreign currency translation (principally the strengthening of the Indian rupee and Canadian dollar relative to the U.S. dollar), partially offset by dividends paid to non-controlling interests (principally the dividend paid by Brit to OMERS). For further details refer to note 11 (Total Equity) to the interim consolidated financial statements for the three and six months ended June 30, 2017.
Financial Risk Management

There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at June 30, 2017 compared to those identified at December 31, 2016 and disclosed in the company’s 2016 Annual Report other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and six months ended June 30, 2017.

Financial Condition
Capital Management

For a detailed analysis, refer to note 16 (Financial Risk Management) under the heading Capital Management in the company’s interim consolidated financial statements for the three and six months ended June 30, 2017.

Liquidity
Holding company cash and investments at June 30, 2017 totaled $976.3 ($950.8 net of $25.5 of holding company short sale and derivative obligations) compared to $1,371.6 ($1,329.4 net of $42.2 of holding company short sale and derivative obligations) at December 31, 2016.
Significant cash and investment movements at the Fairfax holding company level during the first six months of 2017 included the following significant inflows: dividends from OdysseyRe ($100.0) and Zenith ($35.0). Significant outflows during the first six months of 2017 included the following: the payment of $259.2 of common and preferred share dividends and net cash paid of $46.1 with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements) and the repurchases of $17.8 principal amount of Fairfax senior notes due 2019, 2020 and 2021. The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses, repurchases of subordinate voting shares for treasury and changes in the fair values of holding company investments.
The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at June 30, 2017 of $950.8, in combination with certain actions undertaken as described subsequently in this paragraph, provides adequate liquidity to meet the holding company’s remaining known obligations in 2017. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $1.0 billion unsecured revolving credit facility (for further details of the credit facility, refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2016). The holding company's remaining known significant commitments for 2017 consist of payments of interest, corporate overhead expenses, preferred share dividends, income taxes, purchase consideration payable (included in holding company borrowings), the purchase prices related to the acquisitions of Allied World and certain AIG operations in Latin America and Central and Eastern Europe, the settlement of any obligations arising out of the mandatory tender offer for all remaining shares of Grivalia Properties and potential cash outflows related to derivative contracts (described below). Subsequent to June 30, 2017 the company entered into a $350.0 short term bridge financing facility to partially fund the acquisition of Allied World, and drew $350.0 on its credit facility to augment holding company cash and to partially fund the mandatory tender offer related to Grivalia, as described in note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and six months ended June 30, 2017.
The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. The holding company received net cash of $22.1 and paid net cash of $46.1 in the second quarter and first six months of 2017 (paid net cash of $81.2 and $19.6 in the second quarter and first six months of 2016) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
During the first six months of 2017 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $1,481.7 primarily reflecting net sales of long dated U.S. treasury bonds and U.S. state and municipal bonds, where a portion of the proceeds was retained in cash or invested in short term investments, and the net proceeds received from Fairfax Africa's initial public offering.
The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps. The insurance and reinsurance subsidiaries paid net cash of $101.3 and $234.9 in the second quarter and first six months of 2017 (paid net cash of $569.2 and $11.3 in the second quarter and first six months of 2016) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
Highlights in the first six months of 2017 (with comparisons to the first six months of 2016) of major components of cash flow are presented in the following table:

	First six months
	2017	2016
Operating activities
Cash used in operating activities before the undernoted	(286.0)	(196.7)
Net (purchases) sales of investments classified as FVTPL	1,720.4	(444.4)
Investing activities
Net purchases of investments in associates	(522.6)	(357.7)
Purchases of subsidiaries, net of cash acquired	(32.0)	(11.1)
Net purchases of premises and equipment and intangible assets	(146.2)	(128.2)
Decrease in restricted cash for purchase of subsidiary	—	6.5
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	—	303.2
Repayments of borrowings - holding company and insurance and reinsurance companies	(23.2)	(2.7)
Net proceeds from borrowings - non-insurance companies	44.6	5.8
Repayments of borrowings - non-insurance companies	(242.9)	(9.0)
Net borrowings from revolving credit facilities - non-insurance companies	69.8	48.9
Issuance of subordinate voting shares	—	523.5
Purchases of subordinate voting shares for treasury	(31.6)	(28.9)
Issuance of subsidiary common shares to non-controlling interests	525.8	—
Issuance of Cara subscription receipts	—	101.3
Decrease (increase) in restricted cash related to financing activities	18.8	(101.3)
Net purchases of subsidiary shares from non-controlling interests	(113.6)	—
Common and preferred share dividends paid	(259.2)	(250.0)
Dividends paid to non-controlling interests	(53.7)	(31.0)
Increase (decrease) in cash and cash equivalents during the period	668.4	(571.8)
Excluding net purchases and sales of investments classified as FVTPL, cash used in operating activities increased from $196.7 in 2016 to $286.0 in 2017, principally reflecting higher net paid losses, partially offset by higher net premium collections. Refer to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three and six months ended June 30, 2017 for details of net purchases and sales of investments classified as FVTPL.
Net purchases of investments in associates of $522.6 in 2017 primarily reflected investments in Farmers Edge and Astarta, and Fairfax India's investment in Bangalore Airport, partially offset by distributions from the company's insurance and non-insurance associates. Net purchases of investments in associates of $357.7 in 2016 primarily reflected the purchase of an additional 9.0% ownership interest in ICICI Lombard, an investment in APR Energy and Fairfax India's investment in Fairchem, partially offset by distributions from the company's non-insurance associates. Purchases of subsidiaries, net of cash acquired of $32.0 in 2017 primarily related to the acquisition of Saurashtra Freight by Fairfax India.
Repayment of borrowings - non-insurance companies of $242.9 in 2017 primarily reflected Fairfax India's repayment of its $225.0 term loan. Issuance of subsidiary common shares to non-controlling interests of $525.8 in 2017 primarily reflected public offerings by Fairfax Africa and Fairfax India. Net purchases of subsidiary shares from non-controlling interests of $113.6 in 2017 primarily reflected Mosaic Capital's redemption of certain of its preferred shares and other equity securities.
The company paid common and preferred share dividends of $237.4 and $21.8 in 2017 (2016 - $227.8 and $22.2). Dividends paid to non-controlling interests of $53.7 in 2017 primarily reflected the dividend paid by Brit to OMERS. Net proceeds from borrowings - holding company and insurance and reinsurance companies of $303.2 in 2016 reflected the net proceeds from the holding company's issuance of Cdn$400.0 principal amount of 4.50% unsecured senior notes due March 22, 2023. Issuance of subordinate voting shares of $523.5 in 2016 reflected net proceeds received from the underwritten public offering of 1.0 million subordinate voting shares.

Book Value Per Share
Common shareholders’ equity at June 30, 2017 was $8,712.6 or $377.97 per basic share (excluding the unrecorded $1,819.4 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) compared to $8,484.6 or $367.40 per basic share (excluding the unrecorded $1,001.7 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) at December 31, 2016 representing an increase per basic share in the first six months of 2017 of 2.9% (an increase of 5.7% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2017). During the first six months of 2017 the number of basic shares decreased primarily as a result of net repurchases of 42,610 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At June 30, 2017 there were 23,050,956 common shares effectively outstanding.

	June 30, 2017			December 31, 2016
	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value
Insurance and reinsurance associates	1,750.1	1,020.7	729.4	1,514.8	940.5	574.3
Non-insurance associates(2)	2,013.6	1,824.7	188.9	1,440.6	1,452.5	(11.9)
Cara	423.1	487.2	(64.1)	433.9	454.9	(21.0)
Thomas Cook India	941.7	318.6	623.1	691.2	296.2	395.0
Fairfax India	711.8	437.1	274.7	355.7	290.4	65.3
Fairfax Africa	346.1	278.7	67.4	—	—	—
	6,186.4	4,367.0	1,819.4	4,436.2	3,434.5	1,001.7

(1)	The carrying values of Cara, Thomas Cook India, Fairfax India and Fairfax Africa represent their respective hypothetical carrying values under the equity method of accounting.

(2)	Excludes investments in associates held by Fairfax India and Fairfax Africa.

On September 28, 2016 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 27, 2017, to acquire up to 800,000 subordinate voting shares, 601,538 Series C preferred shares, 356,601 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing approximately 3.5% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Contingencies and Commitments
For a full description of these matters, see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three and six months ended June 30, 2017.

Comparative Quarterly Data (unaudited)

	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015
Revenue	3,258.2	2,737.6	1,774.7	2,431.4	2,907.0	2,186.5	2,447.2	2,976.3
Net earnings (loss)	312.6	75.3	(704.2)	32.7	293.5	(16.7)	133.1	451.4
Net earnings (loss) attributable to shareholders of Fairfax	311.6	82.6	(701.5)	1.3	238.7	(51.0)	103.4	424.8
Net earnings (loss) per share	$13.04	$3.11	$(30.77)	$(0.42)	$9.81	$(2.76)	$4.19	$18.57
Net earnings (loss) per diluted share	$12.67	$3.03	$(30.77)	$(0.42)	$9.58	$(2.76)	$4.10	$18.16
Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.